
Avocent
CORP


03057990

The Power of Being There™



STRENGTH
LEADERSHIP
RESULTS



2002 Annual Report

About Avocent Corporation

Avocent Corporation is a leading supplier of connectivity solutions for enterprise data centers, service providers, and financial institutions worldwide. Branded products include switching, extension, remote access, and video display solutions. The Company's stock is traded on the Nasdaq Stock Market under the stock symbol "AVCT." Additional information, including investor relations information and our SEC filings on Forms 10-K and 10-Q, is available at www.avocent.com

Corporate Office

Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Tel: 256.430.4000
www.avocent.com

Sales and Support
Research and Development
Manufacturing and Distribution
4991 Corporate Drive
Huntsville, Alabama 35805
Tel: 256.430.4000

9911 Willows Road N.E.
Redmond, Washington 98052
Tel: 800.861.5858

Avocent House
Shannon Free Trade Zone
Shannon, County Clare, Ireland
Tel: 353.61.471.877

Sales and Support
Research and Development
One Equinox Way
Sunrise, Florida 33351
Tel: 800.275.3500

4 Meeting House Road
Chelmsford, Massachusetts 01824
Tel: 978.244.2000

Sales and Support
5101 Bee Caves Road
Suite 260
Austin, Texas 78746
Tel: 512.328.0009

Sales and Support International
Beijing, China
Guangzhou, China
Hong Kong
London, England
Paris, France
Rotterdam, The Netherlands
Singapore
Shanghai, China
Steinhagen, Germany
Tokyo, Japan

Dear Shareholder:

We are pleased to provide you with our Annual Report for 2002 and to be able to report on real progress during a time of uncertainty and slowness in the broader information technology market. We are proud of the year. Our employees turned in a fine performance in a tough environment, and I know you join me in thanking them for their efforts.

Highlights of 2002

Avocent's sales, margins, and net income improved in 2002 as a result of increased demand for our branded products and sales to OEMs. The continued growth of our digital products also had a positive impact on sales as well as margins and operating income.

We invested $26.5 million, or 10.2% of sales, in research and development during 2002. This is almost an 18% increase in our R&D budget from 2001. Avocent has the largest R&D staff in the KVM industry, and we remain focused on new product development and expanding control of devices in the data center environment through our proprietary products and technology. We also continue to invest in improving our manufacturing efficiency to enhance margins of existing products.

Avocent's cash and investments position rose to $216 million at year-end and we had no long-term debt. Combined with our strong cash flow from operations, we are in an excellent position to make strategic investments to enhance our competitive position and build shareholder value in the future.

We acquired 2C Computing, Inc. for $22.8 million in cash during 2002, expanding our digital product solutions for the remote control of the desktop PC. 2C has developed digital technology that splits the PCI bus of a PC and allows the PC motherboard, processor, hard drive, and other components to be located at a distance from the user and connected through CAT 5 or fiber cable. We believe Avocent's expertise in delivering IP-based solutions along with the 2C technology will allow us to expand our product offerings to the enterprise desktop market, one that is considerably larger than the server market we support today.

Improved Financial Results in 2002

Net sales for 2002 rose to $260.6 million compared with $255.9 million in 2001. As the year progressed, we experienced improved sales to our OEMs, distributors, and resellers, and increased demand for our newer products introduced since last year. OEM sales were up 2.8% and reseller/distributor sales rose 5.2% from 2001 levels. We also experienced growth in international markets.

Gross profit rose 24.3% to $131.7 million with a gross margin of 50.5% compared with gross profit of $106.0



"We believe our strong emphasis on designing and producing quality products is an important part in supporting our customers. In 2003, Avocent's global operations were certified under the prestigious standard of ISO 9000:2000 for the world-wide design, development, manufacture, marketing, sale and support of electronic devices for computer interface products."

John R. Cooper
Chairman, President and
Chief Executive Officer


3%
19%
46%
32%
Complementary Distribution Model
OEM
Specialty Distributors
Broad Based Distributors
Direct

million and a gross margin of 41.4% in 2001. The improvement in our gross margin was due to increased demand for our new products, including our digital family of switching products, and improved controls over excess and obsolete inventories.

Selling, general and administrative expenses declined to $66.9 million (25.7% of sales) from $74.8 million (29.2% of sales) last year. This improvement was due to our focus on cost controls and we benefited from economies of scale in our operations.

GAAP net income for 2002 was $10.7 million, or $0.24 per diluted share, compared with a net loss of $320.5 million, or $7.22 per share, in 2001. The results included $31.6 million of intangible and merger-related expenses in 2002, and $355.0 million in 2001, the majority of which was goodwill related expenses and is no longer being amortized. A more detailed description of our financial results is included in the accompanying Management's Discussion and Analysis, Financial Statements and Notes to Financial Statements.

Focus on the Future

We strengthened our position in Europe with the recent agreement in principle to purchase a new facility for our Shannon, Ireland headquarters and manufacturing in 2003. The approximate $6.4 million purchase price provides a solid return on our investment in a high profile location at the entry/exit to Shannon's international airport. The facility will replace our currently leased space with a state-of-the-art building capable of handling our expected growth internationally. The new headquarters building will serve as a symbol of our strong commitment to international markets, and we especially look forward to having a state-of-the-art facility to use as a base for our European operations.

Companies that last are characterized by strong commitments to the growth and development of their employees and to providing quality products to customers. We are investing in our employees at all levels and launched a new, company-wide training program in 2003 to assure that we have the skills



We invested $26.5 million in research and development during 2002. Our focus is on new product development and expanding control of devices in the data center environment through our proprietary products and technology.

> "Avocent's sales, margins, and net income improved in 2002 as a result of increased demand for our branded products and sales to OEMs. Our cash position rose to $216 million at year-end and we had no long-term debt."


A HISTORY OF
innovation
multi-platform switching
analog matrix switching
extension over CAT 5
on-screen menus
remote KVM connectivity
digital 'KVM OVER IP'
digital-analog
integrated access

to support Avocent as we continue to grow. We continue to emphasize quality as the cornerstone of our operations. In February 2003, Avocent's global operations were certified under the prestigious standard of ISO 9000:2000 for the world-wide design, development, manufacture, marketing, sale, and support of electronic devices for computer interface products. We believe our strong emphasis on designing and producing quality products is an important part of supporting our customers. We also are investing in a new ERP (Enterprise Resource Planning) system that is designed to improve our operations at all levels as well as insure that we have the capability to grow our business in a controlled way.

Corporate Governance

The year was characterized by many corporate governance issues for other companies, including a number of highly publicized restatements and disclosures of inappropriate behavior. Avocent is proud of our record in this area, and we want to assure you that we remain diligent to insure that our governance structure is appropriate. Since our formation, we have had a majority of independent directors. That ratio changed temporarily with my appointment as President in March. However, we quickly began the process to add new independent directors to our Board with the additional aim of finding directors who contribute not only in the area of governance but also bring to the table knowledge and skills that allow them to contribute to our business. Two new independent directors were added in early November, and our objective is to have at least two-thirds of our directors be independent of management.

All of our directors take our responsibilities seriously. Our Board works hard to meet your expectations and to insure that Avocent is responsive to the requirements of today's business world. Our management supports strong governance. While our goal is to enhance shareholder value, we understand that this must be accomplished in an environment of honesty and integrity.

Conclusion

We look to 2003 with great anticipation. Although there is significant uncertainty in many parts of the world today, we are well-positioned to grow.

Avocent's investments in people, quality and planning are backed by our focus on research and development in the pursuit of products with improved cost/performance ratios. We believe that by adding value to our products, we will also add to our Company's value through increased sales and market penetration. The entire Avocent team is committed to building shareholder value through these initiatives.



John R. Cooper
Chairman, President and Chief Executive Officer



DS Series



THE POWER TO *simplify.*



Avocent's DS Series incorporates digital technology to extend KVM switching over a TCP/IP connection for maximum scalability and flexibility.

Avocent's DS Series, our most advanced KVM over IP™ switching system, combines powerful digital and analog technology in one switch. The DS Series provides secure control over TCP/IP connections for maximum scalability and flexible control with a single Windows interface. The system eliminates distance limitations for IT staff – access and control are possible from the desk, the NOC (network operating center), or any location in the world.

How does Avocent's KVM over IP system work?

- The analog signals are captured from a keyboard, monitor, and mouse.
- The signals are converted into digital packets.
- Once the signals are digitized, the signals are compressed and securely transmitted across TCP/IP connections.

With the combination of the DS Series KVM over IP switch and DSView™, Avocent's Windows-based application for the DS Series, it is possible to access and control servers from any location. You can even control multiple computers, serial devices, and power distribution units. IT administrators can use DSView to easily troubleshoot or even reboot multiple servers or serial devices from the NOC, from the desk, or from any location in the world, using standard TCP/IP connections.


CAT 5
Cables
DSR4160
Servers
connected
to DSR4160
DSRIQ
Cable
LAN
TCP/IP
TCP/IP
TCP/IP
TCP/IP
IP
Connection

AMX


AMX5000 Switch
UTP Cables
AMIQ Interface Cable
AMX5100 User Station


Avocent's advanced switching solutions provide the best combination of flexibility and performance in today's IT environment.

AMX™ is Avocent's most powerful KVM analog switch. Designed for growing server installations, the AMX supports multi-user, multi-platform, multi-rack server environments.

The AMX delivers powerful analog matrix switching, simple installation, and advanced administrative tools to help network administrators efficiently manage their IT environment. With this smart solution from Avocent, IT managers easily reduce installation time and expense while increasing network manageability.

Built on Avocent's superior analog switching technology, the AMX series of matrix KVM switches are particularly effective in evolving server installations. The AMX switches incorporate highly scalable architecture that easily accommodates additional servers and users. For example, the AMX5000 allows access from a single point or simultaneous access for up to 16 users throughout the data center.

The AMX is designed to use CAT 5 cabling, eliminating bulky cabling connections and delivering real-time, high bandwidth video for KVM switching up to 1,000 feet away from the server. AMX features the On-Screen Configuration and Activity Reporting (OSCAR®) management tool that uses multi-lingual, intuitive menus for point-and-click system configuration, server selection and monitoring of user logins.

smarter
SWITCHING SOLUTIONS


Avocent
AMX5000

AutoView

THE POWER OF KVM *switching.*


AutoView 2000
PS/2, Sun or USB servers connected to AutoView 2000
Local Analog Connections


Avocent's AutoView and OutLook KVM switches deliver simple, reliable, and convenient KVM switching to virtually any server in a network.

The versatile AutoView® KVM switches provide flexibility and performance for computer networks and are based on Avocent's field-proven analog KVM switching technology. The AutoView 2000 eliminates cable bulk with Avocent's AVRIQ CAT 5 designed cable interface. The AVRIQ interface automatically assigns and retains unique server names for each attached server, greatly simplifying installation and reconfiguration.

AutoView offers KVM switching from either the keyboard, the front panel, or the on-screen display. Its advanced hot pluggability makes it easier to add, remove, and swap channels without powering down servers.

The AutoView family includes OutLook KVM switches that feature extensive functionality, including programmable naming, scanning, security, and system broadcast features. The Outlook 4160ES can control up to 256 computers from one console and supports four users. OutLook also incorporates the patented OSCAR interface for controlling all administrative functions and settings.

AutoView and OutLook KVM switches are designed to optimize valuable space, time, power, and hardware in the most extreme conditions. They are highly scalable and accommodate multiple users and computers as the server population grows. Users also benefit from reduced server space while providing improved cable management.



Avocent's Cstation™ extends the PCI bus from the motherboard and across CAT 5 or fiber optic cabling, allowing computer peripherals to be located over 800 meters from the computer. The proprietary Digital Extension Technology™ allows the computers to be centrally located so IT administrators can perform upgrades, maintenance and repairs from one central location, without disrupting the users' work environments.

The Cstation includes a companion C-Link interface card to be installed in the computer. Digital Extension Technology then extends the PCI bus across industry standard cabling to the remote Cstation. From the Cstation, the user can hook up a wide variety of peripherals, including monitor, keyboard, mouse, speakers, and USB port devices.

The Cstation technology is ideally suited for financial trading floors where space is limited, emergency dispatch and call centers, manufacturing environments, healthcare facilities, gaming machines, labs, public utility and process control plants, educational facilities, and libraries. Cstation units are 100% compatible with all PCI-based computers and can be easily implemented into any computing environment.

Improved control, security, and asset protection are the hallmarks of the Cstation, preventing physical access to PC hardware and components. The remote location of the PC limits component or data theft, unauthorized software installation, unauthorized entry into the PC and uncontrolled access to removable media devices such as floppy, ZIP, and CD-Rom drives.

RECLAIMING YOUR *desktop*

Cstation units are ideally suited for any business where environmental conditions are a problem, security is critical, space is at a premium, or non-public maintenance is necessary.


station

Directors

John R. Cooper
Chairman of the Board, President and Chief Executive Officer Avocent Corporation

Harold D."Harry" Copperman
President and Chief Executive Officer of HDC Ventures, Inc.

Francis A. "Fran" Dramis, Jr.
E-Commerce & Security Officer for Bell South Corporation

Barry L. Harmon
President and Chief Executive Officer of Electro Scientific Industries, Inc.

Edwin L. Harper
Member of the Board of Directors of Ditech Communications Corporation

William H. McAleer
Managing Director of Voyager Capital

Stephen F. Thornton
Former Chairman of the Board, President and Chief Executive Officer Avocent Corporation

Doyle C. Weeks
Executive Vice President of Group Operations and Business Development Avocent Corporation

David P. Vieau
President and Chief Executive of Officer of A123 Systems, Inc.

Senior Officers

John R. Cooper
President and Chief Executive Officer

Doyle C. Weeks
Executive Vice President of Group Operations and Business Development

William A. Dambrackas
Senior Vice President of Advanced Technology

Donald J. Davidson
President of Avocent's Digital Desktops Division

R. Byron Driver
Senior Vice President of Operations

Gary R. Johnson
Senior Vice President of Global Sales and Marketing

Kieran MacSweeney
Managing Director of International Operations

C. David Perry
Senior Vice President of OEM Sales

Douglas E. Pritchett
Senior Vice President of Finance, Chief Financial Officer, Treasurer, and Assistant Secretary

Samuel F. Saracino
Senior Vice President of Legal and Corporate Affairs, General Counsel, and Secretary

Christopher L. Thomas
Senior Vice President of Engineering

Corporate Information

Corporate Offices
Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
256.430.4000

Stock Information
The common stock of Avocent Corporation is traded on the Nasdaq Stock Market's National Market under the symbol AVCT.

Independent Auditors
PricewaterhouseCoopers LLP
Birmingham, Alabama

Registrar and Transfer Agent
Mellon Investor Services LLC
Overpeck Center
85 Challenger Road
Ridgepark, New Jersey 07660
1.800.635.9270
www.mellon-investor.com
Inquiries regarding stock transfers, lost certificates, or address changes should be directed to the registrar and transfer agent at the address above.

Shareholder Inquiries and Availability of 10-K Report
The Company has filed Form 10-K with the Securities and Exchange Commission for the year ended December 31, 2002. A copy of the report is available to shareholders free of charge at www.avocent.com or upon written request to:
Investor Relations
Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805



Avocent™

2002 Annual Report Financial Section

Table of Contents

Selected Financial Data

(Amounts in thousands, except per share data)

	2002	2001	2000	1999	1998
Net sales	$ 260,600	$ 255,911	$ 222,372	$ 107,288	$ 75,640
Net income (loss)	$ 10,738	$ (320,466)	$ (130,556)	$ 21,243	$ 15,710
Basic per share income (loss)	$ 0.24	$ (7.22)	$ (3.92)	$ 0.94	$ 0.71
Diluted per share income (loss)	$ 0.24	$ (7.22)	$ (3.92)	$ 0.90	$ 0.69
Total assets	$ 568,607	$ 547,198	$ 815,246	$ 104,314	$ 73,375
Long-term obligations and preferred stock	–	–	–	–	–
Cash dividends declared per share	–	–	–	–	–

Dividend Policy

We did not declare or pay any cash dividends in 2002 or 2001 and for the foreseeable future, we expect to retain earnings to finance the expansion and development of our business. The payment of dividends is within the discretion of our Board of Directors and will depend on our earnings, capital requirements and operating and financial condition, among other factors.

Price Range of Common Stock; Holders of Record

Our common stock is quoted on The Nasdaq National Market System under the symbol "AVCT." The following table shows the high and low sales prices of our common stock for each quarterly period within the last two fiscal years as reported by the Nasdaq National Market System.

	High	Low
Quarter ended December 31, 2002	$ 25.45	$ 11.86
Quarter ended September 27, 2002	$ 18.45	$ 12.39
Quarter ended June 28, 2002	$ 28.07	$ 13.45
Quarter ended March 29, 2002	$ 27.71	$ 20.55
Quarter ended December 31, 2001	$ 27.26	$ 12.55
Quarter ended September 28, 2001	$ 27.00	$ 12.00
Quarter ended June 29, 2001	$ 28.10	$ 16.50
Quarter ended March 30, 2001	$ 40.13	$ 18.00

As of March 18, 2003, there were 254 holders of record of our common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995

This Annual Report contains forward-looking statements, including, without limitation, statements relating to our future business prospects and economic conditions in general, statements regarding our engineering and design activities and the development and introduction of new products and technologies, statements relating to future product demand and our future sales, earnings, gross profit and profit margins, income, and expenses, statements regarding international growth and sales, statements about the timing, implementation, and benefits of our new ERP system and our purchase of a new facility in Shannon, Ireland, statements about manufacturing efficiencies and shareholder value in the future, and statements regarding merger accounting, acquisition, and transaction costs and adjustments. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the risks associated with general economic conditions, risks attributable to future product demand, sales, and expenses, risks associated with product design efforts, risks associated with reliance on a limited number of component suppliers and single source components, the loss of one of our OEM customers, a reduction or fluctuations in sales of our OEM or branded products, intense competition and new products and technologies from existing and new competitors, risks related to protecting our intellectual property rights, fluctuations in foreign currencies, risks related to merger integration, and other risks detailed in our annual and quarterly filings with the Securities and Exchange Commission.

Overview

Avocent Corporation was formed as a result of a merger transaction in July 2000 between Apex Inc. and Cybex Computer Products Corporation, which was accounted for as an acquisition of Cybex by Apex. Subsequent acquisitions include Equinox Systems Inc. in January 2001 and 2C Computing, Inc. in August 2002.

We design, manufacture, and sell analog and digital KVM (keyboard, video and mouse) switching systems, serial connectivity devices, extension and remote access products, technologies, software, and display products for the computer industry. Data center managers and network administrators have increasingly complex and growing server populations, and our analog, digital, and serial switching solutions, as well as our extension and remote access products, technologies, and software, help them manage multiple servers and serially controlled devices from a single local or remote console consisting of a keyboard, video monitor, and mouse. Specifically, our products can provide significant cost reductions including lower initial investment, reduced utility costs, and space savings, as well as more efficient technical support capabilities.

We provide "plug and play" switching systems for many network administration, management, and storage problems faced by corporate customers, data centers, and server farms. Our switching solutions include products, technologies and software sold or licensed under the Avocent, Apex, Cybex, Equinox, and 2C brands, including our *AutoView*™, *DS Series*™, *OutLook*®, and *XP*®*4000* Series products. Our switching systems and solutions help facilities managers and network administrators access multiple servers and serially controlled devices from one or more centralized or remote consoles, consolidate hardware requirements, and provide direct hardwired connections between the switch and the attached servers to facilitate access to those servers, even when the network is down. Our Equinox branded products add high-performance, reliable, and affordable server-based products for serial and dial-up access applications. The Equinox *SuperSerial*™ product line provides serial communications for security, commercial point-of-sale, process control, industrial automation, data collection, remote access, fax servers, Internet access, and custom applications. Our 2C product line includes the *Cstation*™ product. Initial applications for Cstation include financial trading floors where space is at a premium, industrial plant control environments that benefit from remote computers due to harsh or unsecured environments, and government installations that require high security afforded through the remote location of the computer and hard disk.

We introduced several additions to our product lines during 2002. In the first quarter of 2002, we announced two power management solutions, the *SPC*™*800* and *SPC*™1600, which expand our *DS Series* of products. In the second quarter of 2002, we announced the *AMX*™, the latest in our KVM analog solutions. The AMX switch addresses continued growth opportunities in the analog market segment and provides simpler access and easier manageability of servers in multi-rack, multi-platform environments. In the third quarter of 2002, we began shipping of original equipment server manufacturer, or OEM, versions of our DSR product family.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A substantial portion of our revenue is derived from sales to a limited number of OEMs who purchase our switching systems on a private-label or branded basis for integration and sale with the their own products, sales through our reseller and distributor network, and sales to a limited number of direct customers. For 2002, sales to our OEM customers were 46% of net sales, sales to our reseller and distributor network were 51% of net sales, and sales through our direct customers were 3% of net sales. We do not have contracts with many of these customers, and in general, they are obligated to purchase products from us only pursuant to binding purchase orders. The loss of, or material decline in orders from, our OEM customers would have a material adverse effect on our business, financial condition, results of operation, and cash flow. Our top five customers, which include OEMs and distributors, accounted for 65% of our sales in 2002.

We sell products to dealers, end-users and OEMs in the United States, Canada, Europe and Asia as well as in other foreign markets. Sales within the United States accounted for approximately 60% of 2002 sales, while sales outside of the United States accounted for 40% of 2002 sales. Sales to customers in the United Kingdom accounted for 15% of 2002 sales. No other country accounted for more than 10% of 2002 sales.

With recent industry-wide initiatives to reduce all channel inventories and to shorten lead times, trends with our major customers are, generally, to reduce the number of weeks of forward-committed firm orders. This trend is currently affecting our business with certain distributors, OEMs and other server manufacturers, and we believe that it will make our future sales more difficult to predict and inventory levels more difficult to manage.

We are currently experiencing increased price competition in the market for all of our products, and we expect that pricing pressures will continue to increase in the future. In addition, general economic conditions are not as favorable as they were in prior years, and our revenue growth rate has slowed. Depending on future general economic conditions and other factors, our revenue could decline in the future.

Presently, certain locations of our company are operating with certification to ISO 9000 standards. We have completed an ISO internal process review and implemented certain changes and new procedures. We expect to achieve global ISO 9000:2000 accreditation during 2003. We believe ISO accreditation will become a requirement for doing business with several of our OEM customers.

Many of our executive officers and directors are vested in significant amounts of options to purchase shares of our common stock and continue to vest in additional shares on a regular basis. These officers and directors have informed us that they have sold and may sell additional shares of our common stock to provide liquidity and diversify their portfolios.

During 2003 we plan to commence implementation of a new enterprise resource planning system which we expect to have fully operational in 2004. We paid approximately $1.6 million in the fourth quarter of 2002 to an ERP system provider and expect the total cost of implementing the system to be in the range of $11.0 million to $12.2 million. We expect the new system will provide many benefits, including more detailed information to improve the ways we manage inventory, customer relationships and operating expenses on more a timely basis. However, the implementation of the new system involves a number of risks, as detailed above in our Risk Factors.

Critical Accounting Policies

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- We review customer contracts to determine if all of the requirements for revenue recognition have been met prior to recording revenues from sales transactions. We generally record sales revenue upon shipment of our products, net of any discounts, since we generally do not have significant post delivery obligations, the product price is fixed and determinable, collection of the resulting receivable is probable, and product returns are reasonably estimable. We generally ship products upon receipt of a purchase order from a customer. We record revenue in accordance with the applicable terms of each respective customer contract. Accordingly, revenue on products shipped FOB destination is recorded when the customer takes possession of the goods, and revenue on products shipped FOB shipping point is recorded when the goods leave our facilities. Shipping and handling fees are included in net sales, and the related costs are included in cost of sales in the accompanying consolidated statements of operations

We accrue for sales returns as a reduction of sales and cost of sales based on our experience from historical customer returns, which we believe provides a reasonable estimate of future returns. Our sales agreements generally include a one-month unconditional return policy. We also allow additional rights of return to certain distributors, which generally extend the return period to 90 days. If actual future customer returns are less favorable than those projected by management, additional sales return costs may be incurred. Our allowance for sales returns totaled $3.8 million and $2.6 million at December 31, 2002 and 2001, respectively. The reserve is included as a reduction in the carrying value of accounts receivable in the accompanying consolidated balance sheets.

Prior to extending credit to a new customer, we perform a detailed credit review of the customer and establish credit limits based on the results of our credit review. We review collection experience periodically to determine if the customer's payment terms and credit limits need to be revised. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. If circumstances change with regard to individual receivable balances that had previously been determined to be uncollectible (and for which a specific reserve had been established), a reduction in our allowance for doubtful accounts may be required. Our allowance for doubtful accounts was $2.6 million and $4.1 million at December 31, 2002 and 2001, respectively.

- We carry our inventory at the lower of cost or market, with cost being determined using the first-in, first-out method. We use standard costs for material, labor, and manufacturing overhead to value our inventory. We review and revise our standard costs on a quarterly basis. Therefore, our inventory costs approximate actual costs at the end of each reporting period. We write down our inventory for estimated obsolescence or unmarketable inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Our reserve for excess and obsolete inventory was $7.5 million and $15.3 million at December 31, 2002 and 2001, respectively.

- We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturers, our warranty obligation is affected by product failure rates, failure rates of purchased components integrated into our products, material usage, and other rework costs incurred in correcting a product failure. Should actual product failure rates, material usage, or other rework costs differ from our estimates, revisions to our estimated warranty liability may be required. Our warranty reserve was $2.4 million and $4.2 million at December 31, 2002 and 2001, respectively.

- We hold investments in various publicly traded equity and debt securities, including mortgaged-backed and other asset-backed securities. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investments current carrying value, thereby possibly requiring an impairment charge in the future. We recorded $4.9 million of other-than-temporary impairment charges against investments in 2001. There were no other-than-temporary impairment charges recorded against investments in 2002 or 2000.

We also invest in privately held entities and generally record our investments in these entities at cost or we use the equity method if we have the ability to exercise significant influence over the entity. We review our investments in these entities periodically to determine if circumstances (both financial and non-financial) exist that indicate that we will not recover our initial investment. We record impairment charges on investments having a carrying value that is greater than the value that we would reasonably expect to receive in an arm's length sale of the investment. We recorded $550,000 of write-downs against such investments for the year ended December 31, 2002. We did not record any such write-downs against such investments in 2001 or 2000.

- Effective January 1, 2002, we adopted SFAS No. 142 and ceased amortizing goodwill. Our initial test for goodwill impairment as of January 1, 2002 determined that no adjustment for impairment was required. Additionally, our annual test for goodwill impairment, performed in the fourth quarter of 2002, determined that no adjustment for impairment was required. Our testing indicated that the implied fair value of our goodwill exceeded its carrying value; accordingly, in accordance with SFAS 142, no further impairment analysis was required. If economic conditions deteriorate and indicators of impairment become present, an adjustment to the carrying value of goodwill and other intangible assets may be required.

Results of Operations

Our consolidated statements of operations, stockholders' equity, and cash flows for 2000 include the twelve-month results of Apex for the period January 1, 2000 through December 31, 2000 and the six-month results of Cybex for the post-merger period July 1, 2000 through December 31, 2000. The results of acquired companies are included in the consolidated results from the respective dates of acquisition. Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales:

	Years Ended December 31,		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	49.5	58.6	50.6
Gross profit	50.5	41.4	49.4
Operating expenses:			
Research and development expenses	10.2	8.8	5.8
Acquired in-process research and development expense and other acquisition costs	2.3	1.8	46.8
Selling, general and administrative expenses	25.7	29.2	23.5
Amortization of intangible assets	8.5	51.9	28.0
Impairment write-down of intangible assets	–	76.4	–
Total operating expenses	46.7	168.1	104.1
Income (loss) from operations	3.8	(126.7)	(54.7)
Net investment income	2.2	2.5	2.7
Net realized investment gains (losses)	(0.1)	(2.1)	(0.2)
Other income (expense), net	(0.1)	(0.1)	0.0
Income (loss) before provision for (benefit from) income taxes	5.8	(126.4)	(52.2)
Provision for (benefit from) income taxes	1.7	(1.2)	6.5
Net income (loss)	4.1%	(125.2)%	(58.7)%

Years Ended December 31, 2002 and 2001

Net sales. Our net sales consist of sales of console switching systems, digital connectivity solutions, serial connectivity devices, and extension and remote access solutions. Net sales increased 2% to $260.6 million for 2002 from $255.9 million for 2001. This increase in sales resulted from increased demand from our OEM customers and increased sales through our resellers and distributors. On a percentage basis, OEM sales for 2002 increased 3% over 2001, and reseller and distributor sales for 2002 increased 5% over 2001. OEM sales were 46% of sales for both 2002 and 2001. Reseller and distributor sales were 51% of sales for 2002, compared to 49% of sales for 2001. Direct sales were 3% of sales for 2002 and 5% of sales for 2001. The 2C acquisition did not contribute material sales in 2002. Customer acceptance of our digital products also contributed to our moderate sales growth. Although sales of our analog switching solutions declined in 2002 from 2001, the increase in sales of our digital solutions more than offset the decline in analog product sales. Sales of our digital solutions accounted for $60.2 million or 23.1% of sales in 2002 compared with $19.8 million or 7.7% of sales for 2001. We expect our digital product sales to continue to increase as a percentage of sales in 2003, as we receive the benefit of a full year of sales of the OEM versions of our digital product family that were released in mid 2002.

Sales within the United States were 60% of sales in 2002 and 62% of sales in 2001, while international sales accounted for 40% of sales in 2002 and 38% of sales in 2001. Sales in the U.S. declined from $159.8 million in 2001 to $155.6 million in 2002, while international sales increased from $96.1 million in 2001 to $105.0 million in 2002. The decline in sales in the U.S. can be attributed to the general weakness in the technology sector of the economy. The relative strength in our international sales was most evident in the European and the Asia Pacific regions. We believe the strength in these regions is evidence that we are beginning to realize the benefits of our increased investments in international sales and marketing programs over the last several quarters.

Gross profit. Gross profit is affected by a variety of factors, including: the ratio of sales among our distribution channels, as OEM sales typically have lower gross margins than our reseller and distributor sales and direct sales; absorption of fixed costs as sales levels fluctuate; product mix, raw materials, and labor costs; new product introductions by us and by our competitors; and the level of our outsourcing of manufacturing and assembly services. Gross margins improved significantly to 50.5% in 2002 from 41.4% in 2001. Gross margin in 2002 benefited from higher sales of our digital solutions, which have a higher margin than our analog products, and accounted for over 23% of sales in 2002 compared to only 8% of sales in 2001. Also, AMX, our new analog matrix switch, began shipping in the third quarter of 2002 and has a higher gross margin than our other analog products. Additionally, gross margins were significantly affected by $13 million of write-downs for excess and obsolete inventories during 2001. These write-downs were made to reduce inventory valuations to bring them in line with current replacement values and to the level necessary to support then current sales demand. Another charge of over $1 million was taken at one of our locations due to physical count shortages during the fourth quarter of 2001. Margins in the latter half of 2001 were also affected unfavorably by a DS1800 list price reduction. We expect gross margins to be in the 50% to 52% range during the first quarter of 2003.

Research and development expenses. Research and development expenses include compensation for engineers, support personnel, outside contracted services and materials costs, and are expensed as they are incurred. Research and development expenses were $26.5 million, or 10.2% of net sales in 2002, compared to $22.5 million, or 8.8% of net sales in 2001. The increase in research and development expenses was due to an increase in contracted services and other costs related to the new product roll-outs in the second half of 2002 and to the impact of the acquisition of 2C in August 2002. We expect to continue to focus on new products, enhancements to our AMX and digital products families, as well as new solutions for blade servers and traditional servers. We believe that the timely development of innovative new products and enhancements to existing products is essential to maintaining our competitive position, and we expect research and development expenditures to remain flat as a percentage of sales during the first quarter of 2003.

Acquired in-process research and development expense and other acquisition costs. Acquisition related expenses in 2002 are comprised solely of the one-time write-off of $6.0 million of in-process research and development expense related to the acquisition of 2C. Acquisition related expenses in 2001 are comprised solely of the one-time write-off of $4.6 million of in-process research and development expense related to the acquisition of Equinox.

Selling, general and administrative expenses. Selling, general and administrative expenses include personnel costs for administration, finance, information systems, human resources, sales and marketing and general management, as well as some merger and acquisition related expenses, rent, utilities, legal and accounting expenses, bad debts, advertising, promotional material, trade show expenses and related travel costs. Selling, general and administrative expenses were $66.9 million, or 25.7% of net sales for 2002 compared to $74.8 million, or 29.2% of net sales for 2001. The decrease in selling, general and administrative expenses was largely attributable to a reduction in amortization of deferred stock option compensation related expenses and a reduction in bad debt expense. Approximately $8.5 million of selling, general and administrative expenses in 2002 related to the amortization of deferred compensation for stock options as a result of the merger transaction between Apex and Cybex, the acquisition of Equinox and the acquisition of 2C, while approximately $13.2 million of selling, general and administrative expenses in 2001 related to the amortization of deferred compensation for stock options as a result of the merger transaction between Apex and Cybex and the acquisition of Equinox. In addition, selling, general and administrative expenses in 2002 benefited from a $1.4 million recapture of a receivable, previously reserved in 2001, related to a contract manufacturer that had filed for bankruptcy. We received a favorable ruling by the bankruptcy judge, which allowed the offset of receivables and payables between the contract manufacturer and certain customers, including Avocent. Partially offsetting the decline in selling, general and administrative expenses was $2.7 million in legal fees related to the patent infringement lawsuit we brought against one of our competitors challenging the use of on-screen technology in the competitor's switches. A court decision was reached in the first quarter of 2002 that found no infringement of the three patents involved in the lawsuit. Accordingly, we expensed all legal fees incurred to date during the first quarter of 2002. The judgment is currently on appeal, and we intend to continue to pursue the lawsuit. Additionally, 2001 selling, general and administrative expenses include $1.3 million of severance costs related to headcount reductions in the U.S. and Europe. We expect selling, general and administrative expenses to remain flat as percentage of sales in the first quarter of 2003.

Impairment write-down of intangible assets. The 2001 impairment write-down of intangible assets is comprised solely of a write-down of goodwill, created as a result of the merger transaction between Apex and Cybex and the acquisition of Equinox, recorded as the result of a cash flow analysis performed under the applicable provisions of SFAS No. 121 during 2001. We performed a cash flow analysis to determine if the remaining balance of goodwill created at the merger of Apex and Cybex and the acquisition of Equinox had been impaired. The study was performed in accordance with SFAS No. 121 "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*" As a result of this study, in 2001, we recorded a $195.4 million reduction in the carrying value of goodwill created upon the merger of Apex and Cybex. The write-off of the goodwill was based on an analysis of projected cash flows, which were no longer considered adequate to support the value of goodwill associated with the merger.

Amortization of intangible assets. Amortization of $22.2 million in 2002 is comprised of the amortization of the identifiable intangible assets created as a result of the merger transaction between Apex and Cybex, the acquisitions of Equinox and 2C, while amortization of $132.9 million in 2001 includes the amortization of the identifiable intangible assets created as a result of the merger transaction between Apex and Cybex, the acquisition of Equinox and the amortization of goodwill created as a result of these transactions. The primary reason for the decline in amortization was the cessation of goodwill amortization in 2002. We adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002. On that date, under the provisions of SFAS No. 142, goodwill ceased to be amortized. The amortization of goodwill was approximately $111.0 million during 2001.

Net investment income. Net investment income decreased from $6.3 million in 2001 to $5.6 million in 2002. Although we had more cash and marketable securities in 2002 than in 2001, interest income has declined due to lower interest rates.

Net realized investment gains (losses). The decline in net realized investment losses from $5.3 million in 2001 to $305,000 in 2002 relates mainly to a $4.9 million charge recorded in the fourth quarter of 2001 for an "other-than-temporary" decline in the market value of our investment portfolio.

Other income (expense), net. Net other expense decreased from $303,000 in 2001, to $178,000 in 2002. The decline related primarily to a reduction in interest expense in 2002 as a result of the interest incurred in the first quarter of 2001 related to $45.0 million in short-term borrowings for the Equinox acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for (benefit from) income taxes. The provision for income taxes was $4.5 million in 2002 as compared to a benefit from income taxes of approximately $2.9 million in 2001. Excluding merger related adjustments to federal taxes, the effective tax rate for 2002 was approximately 25.5%, compared to 29.0% for 2001, primarily due to shifting of international sales to our Shannon, Ireland facility. Our Shannon facility operates under a 10% tax rate.

Net income (loss). Net income for 2002 was $10.7 million compared to a net loss of $320.5 million for 2001, as a result of the above factors, including the reduction in the carrying value of goodwill, the amortization of identifiable intangible assets and goodwill, deferred compensation expense, and inventory write-downs in 2001. Net income as a percentage of sales for 2002 was 4.1%, compared to a net loss of 125.2% for 2001.

Years Ended December 31, 2001 and 2000

Net sales. Our net sales consist of sales of console switching systems, digital connectivity solutions, serial connectivity devices, and extension and remote access solutions. Net sales increased 15% to $255.9 million for 2001 from $222.4 million for 2000. This increase was due to the timing of the merger of Apex and Cybex and acquisition of Equinox. Only six months of revenue from the Cybex products was included in 2000, while 12 months of revenue from the Cybex products and the Equinox products was included in 2001. Equinox products contributed over $19 million of net sales in 2001. In addition, this increase in sales resulted from increased demand from our OEM customers and increased sales through our resellers and distributors.

On a percentage basis, OEM sales for 2001 increased 14% over 2000, and resellers and distributor sales for 2001 increased 26% over 2000. OEM sales were 46% of sales for both 2001 and 2000. Reseller and distributor sales were 49% of sales for 2001, compared to 45% of sales for 2000, and direct sales were 5% of sales for 2001 and 9% of sales for 2000. Sales within the United States were 62% of sales for both 2001 and 2000, while sales to the rest of the world accounted for 38% of sales for both 2001 and 2000.

Gross profit. Gross profit is affected by a variety of factors, including: the ratio of sales among our distribution channels, as OEM sales typically have lower gross margins than our reseller and distributor sales and direct sales; absorption of fixed costs as sales levels fluctuate; product mix, raw materials, and labor costs; new product introductions by us and by our competitors; and the level of our outsourcing of manufacturing and assembly services. Gross margins were significantly affected by $13 million of write-downs for excess and obsolete inventories during 2001. These write-downs were made to reduce inventory valuations to bring them in line with then current replacement values and to the level necessary to support then current sales demand. Another charge of over $1 million was taken at one of our locations due to physical count shortages during the fourth quarter of 2001. An increase in deferred compensation charges to approximately $2.3 million in 2001 from $1.2 million in 2000 also affected our margins. This deferred compensation amortization related to stock options for manufacturing employees was recognized as a result of the merger of Apex and Cybex that occurred in mid 2000 and the acquisition of Equinox in January 2001. Due to the timing of the merger and acquisition, only six months of deferred compensation expense from the merger was recognized in 2000, while 12 months of deferred compensation from the merger and the acquisition was recognized in 2001. Gross profit decreased to 41.4% for 2001 from 49.4% for 2000, due primarily to the factors discussed above.

Research and development expenses. Research and development expenses include compensation for engineers, support personnel, outside contracted services, and materials costs and are expensed as they are incurred. Research and development expenses were $22.5 million, or 8.8% of net sales, in 2001, compared to $12.9 million, or 5.8% of net sales, in 2000. The increase in research and development expenses in absolute dollars and as a percentage of sales was due primarily to the addition of Cybex expenses as a result of the merger of Apex and Cybex on July 1, 2000 and the addition of Equinox expenses as the result of the acquisition on January 3, 2001. The additional costs attributable to Cybex and Equinox include over $4 million in deferred compensation amortization in 2001 as compared to $2 million of deferred compensation amortization in 2000. Deferred compensation amortization, related to stock options for research and development employees, was recognized as a result of the merger of Apex and Cybex and the acquisition of Equinox. Due to the timing of the merger, only six months of deferred compensation expense from the merger were recognized in 2000, while 12 months of deferred compensation from the merger and the acquisition were recognized in 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquired in-process research and development expense and other acquisition costs. Acquisition related expense in 2001 is comprised solely of the one-time write-off of $4.6 million of in-process research and development expense related to the acquisition of Equinox. Merger related expenses of $104 million in 2000 included the one-time write-off of $94 million of in-process research and development expense and an additional $10 million of non-recurring charges comprised mainly of fees to professional advisors.

Selling, general and administrative expenses. Selling, general and administrative expenses include certain merger and acquisition related expenses, personnel costs for administration, finance, information systems, human resources, sales and marketing and general management, as well as rent, utilities, legal and accounting expenses, bad debts, advertising, promotional material, trade show expenses and related travel costs. The increase in selling, general and administrative expenses in absolute dollars and as a percentage of sales was due primarily to the addition of Cybex expenses as a result of the merger transaction between Apex and Cybex on July 1, 2000 and the addition of Equinox expenses as the result of the acquisition of Equinox on January 3, 2001. Selling, general and administrative expenses were $74.8 million, or 29.2% of net sales for 2001 compared to $52.1 million, or 23.5% of net sales for 2000. Approximately $13.2 million of selling, general and administrative expenses in 2001 related to the amortization of deferred compensation for stock options as a result of the merger transaction between Apex and Cybex and the acquisition of Equinox. Approximately $15.3 million of selling, general and administrative expenses in 2000 related to the amortization of deferred compensation for stock options as a result of the merger transaction between Apex and Cybex, including approximately $9.8 million related to the discretionary acceleration of stock options by the Apex Board of Directors in connection with the merger. Additionally, 2001 selling, general and administrative expenses include $1.3 million of severance costs related to headcount reductions in the U.S. and Europe. Also, bad debt expense increased approximately $2.6 million in 2001 when compared to 2000 as we increased reserves to address collectability issues in light of the general economic decline. The $2.6 million of bad debt expense recorded in 2001 included $1.8 million related to a receivable due from a contract manufacturer that filed for bankruptcy during the year. In the second half of 2001 selling, general and administrative expenses declined in absolute dollars and as a percentage of sales due to cost control measures that included headcount reductions and a reduction in advertising and promotion programs.

Amortization and write-down of intangible assets. Amortization and write-down of intangible assets is comprised of the amortization of the identifiable intangible assets and goodwill created as a result of the merger transaction between Apex and Cybex and the acquisition of Equinox and a write-down of goodwill recorded as the result of a cash flow analysis performed under the applicable provisions of SFAS No. 121 during 2001. Amortization of identifiable intangible assets and goodwill was $132.8 million or 52.0% of net sales for 2001 compared to $62.4 million or 28.0% of net sales for 2000. We performed a cash flow analysis in 2001 to determine if the remaining balance of goodwill created at the merger of Apex and Cybex and the acquisition of Equinox had been impaired. The study was performed in accordance with SFAS No. 121 "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*" As a result of this study, in 2001 we recorded a $195.4 million reduction in the carrying value of goodwill created upon the merger of Apex and Cybex. The write-off of the goodwill was based on an analysis of projected cash flows, which were no longer considered adequate to support the value of goodwill associated with the merger. Additionally, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002. On that date, under the provisions of SFAS No. 142, goodwill ceased to be amortized. The amortization of goodwill was approximately $111.0 million during 2001.

Net investment income. Net investment income increased from $6.1 million in 2000 to $6.3 million in 2001. The increase in income related primarily to the increase in funds available for investing as a result of the merger. This increase was offset slightly by lower interest rates on funds invested.

Net realized investment gains (losses). The increase in net realized losses from $433,000 in 2000 to $5.3 million in 2001 relates mainly to a $4.9 million charge recorded in the fourth quarter of 2001 for an "other-than-temporary" decline in the market value of our investment portfolio.

Other income (expense), net. Net other income (expense) decreased from income of $73,000 in 2000 to expense of $303,000 in 2001. The decline related primarily to an increase in interest expense in 2001 as a result of the interest incurred in the first quarter of 2001 related to the $45.0 million in short-term borrowings for the Equinox acquisition.

Provision for (benefit from) income taxes. The benefit from income taxes was approximately $2.9 million for 2001, compared to a provision for income taxes of $14.6 million in 2000. Excluding merger related adjustments to federal taxes, the effective tax rate for 2001 was approximately 29.0%, compared to 32.2% for 2000, primarily due to shifting of international sales to our Shannon, Ireland facility. Our Shannon facility operates under a 10% tax rate.

Net loss. Our net loss for 2001 was $320.5 million compared to $130.6 million for 2000, as a result of the above factors, including the reduction in the carrying value of goodwill, the amortization of identifiable intangible assets and goodwill, deferred compensation expense, and inventory write-downs. The net loss as a percentage of sales for 2001 was 125.2%, compared to 58.7% for 2000.

Liquidity and Capital Resources

As of December 31, 2002 our principal sources of liquidity consisted of approximately $214 million in cash, cash equivalents, and investments. We had a bank line of credit for borrowings of up to $2.0 million at LIBOR + 2.25% with a maturity date of May 2002, which we did not renew. We determined that our cash position and expected maturities of investments were, and continue to be, adequate to cover our current and future liabilities and capital needs. In August 2002, we acquired 2C and assumed a short-term note in the principal amount of $890,000. We repaid the entire balance shortly after the closing of the acquisition. There were no borrowings during 2002.

Our operating activities generated cash of approximately $71.1 million for 2002, $72.6 million for 2001, and $19.1 million for 2000. The continued strong cash flow from operations in 2002 is evidence of our increased focus on balance sheet management that began in 2001 and continued through all of 2002. Receivables declined to approximately $36.3 million at December 31, 2002 from $49.1 million at December 31, 2001, despite significantly higher sales in the fourth quarter of 2002 as compared to the fourth quarter of 2001. The decline in receivables was accomplished by the sustained efforts of our collections team to maintain past due receivables at a minimum level, and because sales in the fourth quarter of 2002 (compared to the fourth quarter of 2001) were spread more evenly throughout the quarter allowing us to collect receivables from sales earlier in that quarter by the end of 2002 while sales in the fourth quarter of 2001 were heavier in December with the result that a higher percentages of sales in that quarter remained uncollected at the end of 2001. Inventories declined from $27.2 million at the end of 2001 to $24.4 million at the end of 2002. The decline in inventory was the result of the efforts of our operations group, at all of our locations, to increase turnover by consuming existing supplies while maintaining adequate inventory to meet customer demands. Inventories were also affected by increases to our reserves and valuation accounts. We anticipate that inventories will trend downward slightly during 2003. The decrease in receivables and inventories was partially offset by a decline in accounts payable. The decline in accounts payable was the result of reduced inventory purchases as our operations group continued its effort to reduce the levels of inventory.

In February 2003 we agreed in principle, subject to completion of inspections and signing of definitive contracts, to purchase a facility in Shannon, Ireland for approximately 6.0 million euros to replace our currently leased space in Shannon. We expect to occupy and transfer our operations to the new facility in the summer of 2003. Additionally, in February 2003 we paid an early cancellation fee of approximately $500,000 to the owner of our current leased facility, which we will recognize as an expense in the first quarter of 2003.

We intend to use a portion of our cash and investments for strategic acquisitions of technologies and companies that will enhance and complement our existing technologies and help increase our sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Future minimum rental payments under non-cancelable operating leases total approximately $1.6 million in 2003, $1.3 million in 2004, $1.1 million in 2005, $826,000 in 2006, $773,000 in 2007 and $968,000 thereafter. Additionally, at any given time, there are shipments of inventory purchases in transit which we are generally obligated to pay for upon receipt. We believe that existing cash balances and cash generated from operations will be sufficient to fund our operations through 2003.

Certain Transactions

Acquisition of 2C Computing, Inc.

On August 20, 2002, we acquired 2C for approximately $22.8 million in cash, plus the assumption of liabilities and stock options. 2C, headquartered in Huntsville, Alabama, has developed digital extension technology that splits the PCI bus of a PC and allows the PC motherboard, processor, hard drive, and other user devices to be located at a distance from the user and connected using CAT 5 or fiber cable.

In 2000, 2C and Cybex, our wholly-owned subsidiary, formed a joint venture, CyCom L.L.C., to focus on computer technology and research for products in the desktop computer and server industry. Cybex owned 40% of CyCom and the other 60% of CyCom was owned by 2C. Upon the formation of CyCom, Cybex contributed a license to certain of its intellectual property related to the split bus concept, and 2C contributed management services and capital funding. The initial products developed from the digital extension technology were announced in late 2001. Shipments of the products totaled approximately $1.5 million through August 20, 2002.

Under the terms of the joint venture membership agreement, 2C was responsible for all technology development efforts. The net profits of CyCom were to be split 60% to 2C and 40% to Cybex after 2C recouped its accumulated losses from the development and marketing of CyCom products. The carrying value of our investment in CyCom was zero prior to our acquisition of 2C because our contribution to it consisted of previously expensed research and development costs related to the technology and CyCom had earned no profits to date. We dissolved CyCom upon the closing of our acquisition of 2C.

2C was founded by Remigius G. Shatas and Robert R. Asprey, who served as directors of 2C prior to our acquisition of 2C. Mr. Shatas was formerly a member of the Board of Directors of Cybex (before the merger transaction with Apex Inc. that created Avocent) and served as executive vice president and chief technology officer of Cybex. Mr. Shatas remains a stockholder of Avocent. Mr. Asprey was also formerly an officer of Cybex, and he too is a current Avocent stockholder. David S. Butler, who also was a director of 2C prior to our acquisition of 2C, is a former director of Cybex and a current Avocent stockholder. Mr. Shatas, Mr. Asprey, and Mr. Butler own less than 2% of Avocent's outstanding shares in the aggregate. A number of other former 2C shareholders are also Avocent stockholders. No officer or director of Avocent was an officer, director, shareholder or affiliate of 2C prior to our acquisition of 2C.

The acquisition was recorded under the purchase method of accounting, and the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed. In accordance with generally accepted accounting principles, purchased research and development costs allocated to developed technology were capitalized and will be amortized over the respective estimated useful lives. The remaining amounts of purchased research and development were expensed upon the closing of the transaction. The goodwill recorded as a result of the acquisition will not be amortized but will be included in our annual review of goodwill and other intangible assets for impairment. The amortization of other intangible assets from the 2C acquisition will be approximately $2.1 million in 2003.

Rymic Systems, Inc.

In the second quarter of 2002, we made a $1.0 million investment in Rymic Systems, Inc., a privately-held company based in Huntsville, Alabama, that develops hardware and software solutions for remote monitoring and control of vehicles and equipment over the internet using standard desktop web browsers. We purchased 400,000 shares of Rymic's common stock, giving us approximately a 14% equity position in Rymic. In addition, as part of the investment, we received certain rights of co-sale regarding the shares of stock that were purchased and certain rights of first refusal regarding shares of stock of Rymic held by its major shareholders. We also entered into a Strategic Partnership Agreement with Rymic to share certain technologies and other expertise, and we became an authorized reseller of Rymic's line of rymicNET™ remote monitoring and control products in the computer, server, and data center management markets. Subsequent to the initial investment, we received 200,000 additional shares in Rymic in November 2002 as a result of Rymic failing to meet certain pre-defined operational targets. During 2002, we recorded equity-method losses and an impairment charge totaling $550,000 against our investment in Rymic, which was included in research and development expenses in the accompanying consolidated statements of operations.

Early in the first quarter of 2001 and prior to our investment in Rymic, Doyle C. Weeks, one of our directors and Executive Vice President for Group Operations and Business Development, purchased 10,000 shares of common stock of Rymic at the price of $2.50 per share. Mr. Weeks also received a gift of 5,000 shares of Rymic common stock from one of its major shareholders. At approximately the same time, Gary R. Johnson, our Senior Vice President of Global Sales and Marketing, purchased 10,000 shares of common stock at the price of $2.50 per share. At the time of the Company's investment, Mr. Weeks was one of 6 directors of Rymic, and in connection with his services as a director and prior to our investment, Mr. Weeks was awarded nonqualified stock options to purchase 5,000 shares of Rymic common stock at $2.50 per share that vested upon receipt. Mr. Weeks did not receive any fees from Rymic. Mr. Weeks remains on the board of directors of Rymic, but will not receive any additional director fees or stock options for as long as the Company holds its equity position in Rymic.

Subsequent to December 31, 2002, we entered into a research and development agreement with Rymic whereby we will pay $300,000 to Rymic for the development of certain technologies. The costs associated with this agreement will be expensed and included in research and development expenses in 2003.

Mirecho Labs, Inc.

In the third quarter of 2002, we engaged Mirecho Labs, Inc., a privately-held company based in Acton, Massachusetts, to provide software research and development services to support the recently acquired 2C product line. Victor Odryna is one of Mirecho's founders and serves as its President and Chief Executive Officer. Through July 2001, Mr. Odryna was our Senior Vice President of Corporate Strategic Marketing. During the second quarter of 2002 two of our officers, Douglas E. Pritchett, our Senior Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary, and Kieran MacSweeney, our Managing Director of International Operations, and Stephen F. Thornton, the Chairman of our Board of Directors, invested a total of $175,000 in Mirecho. We paid Mirecho $200,000 for research and development services performed prior to termination of the agreement on November 1, 2002. The cost of these research and development services was expensed during 2002.

Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which has an effective date for financial statements for fiscal years beginning after December 15, 2001. We adopted this statement effective January 1, 2002. This statement, which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, this statement expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The impact of SFAS No. 144 on our financial statements was not material in 2002.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal, which is effective for disposal or exit activities that are initiated after December 31, 2002. We adopted this statement effective January 1, 2003. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which liability is incurred, except for liabilities for one-time termination benefits that are accrued over time. In the unusual circumstance in which fair value cannot be reasonably estimated, the liability shall be recognized initially in the period in which fair value can be reasonably estimated. The impact of SFAS No. 146 on our financial statements is not expected to be material.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock Based Compensation – Transition and Disclosure, which has an effective date of fiscal years beginning after December 31, 2002. We adopted this statement effective January 1, 2003. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of SFAS No. 148 have been included in Note 2 to our consolidated financial statements.

In December 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The interpretation's initial recognition and initial measurement provisions are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for fiscal years ending after December 15, 2002. We adopted this interpretation effective December 31, 2002. This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and clarifies when to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. We have included the disclosure requirements of FIN 45 in Note 9 to our consolidated financial statements. The impact of the accounting requirements of FIN 45 on our financial statements was not material.

Quantitative and Qualitative Disclosures about Market Risks.

Our primary market risk is the potential loss arising from increases in interest rates, which could have an adverse impact on the fair value of our investment securities. Our investment policy is to manage our investment portfolio to preserve principal and liquidity while maximizing the return on our investment portfolio through the investment of available funds. We diversify our investment portfolio by investing in a variety of highly-rated investment-grade securities and through the use of different investment managers. Our investment securities portfolio is primarily invested in securities with maturities (or interest rate resets) of two years or less with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for an immediate source of funds. Market risk, calculated as the potential change in fair value in our investment portfolio resulting from a hypothetical 10% change in interest rates, was not material at December 31, 2002. We generally hold investment securities until maturity.

We are also exposed to equity price risks on our investments in publicly traded equity securities. These investments are generally in companies having operations or technology in areas within our strategic focus. We do not attempt to reduce or eliminate our market exposure on these securities. As of December 31, 2002, the fair value of our available-for-sale equity investments was $783,000. A 20% adverse change in equity prices would result in a decrease of approximately $157,000 in the fair value of our available-for-sale equity securities as of December 31, 2002.

We also face foreign currency exchange rate risk to the extent that the value of certain foreign currencies relative to the U.S. dollar affects our financial results. Our international operations transact a portion of our business in currencies other than the U.S. dollar, predominantly the euro, and changes in exchange rates may positively or negatively affect our revenues, gross margins, operating expenses, and retained earnings since these transactions are reported by us in U.S. dollars. We occasionally purchase foreign currency forwards aimed at limiting the impact of currency fluctuations. These instruments provide only limited protection against currency exchange risks, and there can be no assurance that such an approach will be successful, especially if a significant and sudden decline occurs in the value of local currencies. There were no such instruments outstanding as of December 31, 2002.

Report of Independent Accountants

To the Board of Directors and Stockholders
of Avocent Corporation
Huntsville, Alabama

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Avocent Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Avocent's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Notes 2 and 8 to the consolidated financial statements, the Company adopted SFAS No. 142, *Goodwill and Intangible Assets,* effective January 1, 2002.

PricewaterhouseCoopers LLP
Birmingham, Alabama
February 18, 2003, except for Note 13,
as to which the date is February 27, 2003

Consolidated Balance Sheets

December 31, 2002 and 2001

(In thousands, except per share data)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 61,699	$ 80,506
Investments maturing within one year	107,619	84,270
Accounts receivable, less allowance for doubtful accounts of $2,563 and $4,052 at December 31, 2002 and 2001, respectively	36,313	49,091
Income taxes receivable	609	2,330
Other receivables, net	525	2,115
Inventories, net	24,422	27,155
Other current assets	3,922	2,134
Deferred tax assets	5,932	8,955
Total current assets	241,041	256,556
Investments	44,849	7,718
Property held for lease, net	1,723	1,919
Property and equipment, net	24,313	21,343
Goodwill	203,625	186,147
Other intangible assets, net	52,601	71,014
Other assets	455	617
Total assets	$ 568,607	$ 545,314
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,416	$ 8,579
Accrued wages and commissions	7,743	4,727
Accrued liabilities	13,007	15,496
Income taxes payable	6,901	7,016
Other current liabilities	655	719
Total current liabilities	34,722	36,537
Deferred tax liabilities	16,213	22,169
Total liabilities	50,935	58,706
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 5,000 shares authorized; no shares issued and outstanding	–	–
Common stock, par value $0.001 per share; 200,000 shares authorized; 2002 – 45,210 shares issued and outstanding; 2001 – 44,650 shares issued and outstanding	45	45
Additional paid-in capital	936,288	926,746
Accumulated other comprehensive income (loss):		
Unrealized gain on investments, net of deferred taxes	43	78
Foreign currency translation adjustment, net of deferred taxes	(29)	(120)
Accumulated deficit	(412,439)	(423,177)
Deferred compensation	(6,236)	(16,964)
Total stockholders' equity	517,672	486,608
Total liabilities and stockholders' equity	$ 568,607	$ 545,314

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands, except per share data)

	2002	2001	2000
Net sales	$ 260,600	$ 255,911	$ 222,372
Cost of sales	128,873	149,925	112,598
Gross profit	131,727	105,986	109,774
Research and development expenses	26,522	22,520	12,881
Acquired in-process research and development expense and other acquisition costs *(Note 3)*	6,000	4,570	104,092
Selling, general and administrative expenses	66,891	74,800	52,109
Amortization of intangible assets	22,189	132,879	62,394
Impairment write-down of intangible assets *(Note 8)*	–	195,365	–
Total operating expenses	121,602	430,134	231,476
Income (loss) from operations	10,125	(324,148)	(121,702)
Net investment income	5,598	6,340	6,059
Net realized investment gains (losses)	(305)	(5,302)	(433)
Other income (expense), net	(178)	(303)	73
Income (loss) before provision for (benefit from) income taxes	15,240	(323,413)	(116,003)
Provision for (benefit from) income taxes	4,502	(2,947)	14,553
Net income (loss)	$ 10,738	$ (320,466)	$ (130,556)
Net income (loss) per common share:			
Basic	$ 0.24	$ (7.22)	$ (3.92)
Diluted	$ 0.24	$ (7.22)	$ (3.92)
Weighted average common shares outstanding:			
Basic	44,977	44,374	33,266
Diluted	45,549	44,374	33,266

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands)

					Foreign	Retained		
			Additional	Unrealized	Currency	Earnings		
	Common Stock			Paid-in	Gain (Loss) on	Translation	(Accumulated	Deferred
	Shares	Amount	Capital	Investments	Adjustment	Deficit)	Compensation	Total
Balance, December 31, 1999	22,676	$ 66,583	$ –	$ –	$ –	$ 27,845	$ (35)	$ 94,393
Acquisition of Cybex	19,441	(66,541)	862,012	–	–	–	(41,165)	754,306
Net loss	–	–	–	–	–	(130,556)	–	(130,556)
Acceleration of unvested stock option awards	–	–	9,821	–	–	–	(9,821)	–
Change in foreign currency translation adjustment, net of deferred income taxes of $19	–	–	–	–	(33)	–	–	(33)
Change in net unrealized losses on investments, net of deferred income taxes of $1,637	–	–	–	(2,848)	–	–	–	(2,848)
Issuance of common stock	1,703	2	1,936	–	–	–	–	1,938
Income tax benefit from exercise of stock options	–	–	24,641	–	–	–	–	24,641
Stock-based compensation	–	–	–	–	–	–	18,339	18,339
Balance, December 31, 2000	43,820	44	898,410	(2,848)	(33)	(102,711)	(32,682)	760,180
Acquisition of Equinox	–	–	13,331	–	–	–	(2,752)	10,579
Net loss	–	–	–	–	–	(320,466)	–	(320,466)
Change in foreign currency translation adjustment, net of deferred income taxes of $51	–	–	–	–	(87)	–	–	(87)
Change in net unrealized losses on investments, net of deferred income taxes of $1,824	–	–	–	2,926	–	–	–	2,926
Issuance of common stock	830	1	10,078	–	–	–	–	10,079
Income tax benefit from exercise of stock options	–	–	3,561	–	–	–	–	3,561
Stock-based compensation	–	–	1,366	–	–	–	18,470	19,836
Balance, December 31, 2001	44,650	$ 45	$ 926,746	$ 78	$ (120)	$ (423,177)	$ (16,964)	$ 486,608
Acquisition of 2C Computing, Inc.	–	–	1,965	–	–	–	(115)	1,850
Net income	–	–	–	–	–	10,738	–	10,738
Change in foreign currency translation adjustment, net of deferred income taxes of $53	–	–	–	–	91	–	–	91
Change in net unrealized gains on investments, net of deferred income taxes of $23	–	–	–	(35)	–	–	–	(35)
Issuance of common stock	560	–	4,918	–	–	–	–	4,918
Income tax benefit from exercise of stock options	–	–	1,150	–	–	–	–	1,150
Stock-based compensation	–	–	1,509	–	–	–	10,843	12,352
Balance, December 31, 2002	45,210	$ 45	$ 936,288	$ 43	$ (29)	$ (412,439)	$ (6,236)	$ 517,672

Comprehensive income in 2002 of $10,682 consists of $10,738 of net income, $35 of unrealized loss on investments (net of deferred income taxes) and $91 of foreign currency translation adjustment (net of deferred income taxes). The unrealized loss on investments is net of $305 of realized losses that are included in net realized investment gains (losses) in the accompanying consolidated statement of operations.

Comprehensive loss in 2001 of $323,305 consists of $320,466 of net loss, $2,926 release of unrealized loss on investments (net of deferred income taxes) and $87 of foreign currency translation adjustment (net of deferred income taxes). The unrealized loss on investments is net of $272 of realized losses and a $4,899 write-down on investments that are included in net realized investment gains (losses) in the accompanying consolidated statement of operations.

Comprehensive loss in 2000 of $133,437 consists of $130,556 of net loss, $2,848 of unrealized loss on investments (net of deferred income taxes) and $33 of foreign currency translation adjustment (net of deferred income taxes). The unrealized loss on investments is net of $433 of realized losses on investments that are included in net realized investment gains (losses) in the accompanying consolidated statement of operations.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 10,738	$ (320,466)	$ (130,556)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	4,361	4,709	2,223
Amortization of intangible assets	22,189	132,879	62,394
Impairment write-down of intangible assets	-	195,365	-
Stock-based compensation	12,352	19,836	18,339
Acquired in-process research and development expenses and other acquisition costs	6,000	4,570	94,000
Other-than-temporary decline in fair value of investments	550	4,899	-
Amortization of premium on investments	2,457	-	-
Net loss on sales of investments	305	403	433
Deferred income taxes	(5,735)	(15,827)	(6,409)
Income tax benefit from exercise of stock options	1,150	3,561	24,641
Changes in operating assets and liabilities (net of effects of acquisitions):			
Accounts receivable, net	12,811	17,964	(8,163)
Income taxes receivable	1,721	2,157	(4,487)
Other receivables, net	1,590	8,685	(9,993)
Inventories, net	3,663	10,869	(9,998)
Other assets	(220)	(1,501)	(2,042)
Accounts payable	(3,062)	(2,256)	(8,245)
Accrued liabilities, wages and commissions	393	819	4,425
Income taxes payable	(115)	5,406	(7,453)
Other current liabilities	(64)	558	(28)
Net cash provided by operating activities	71,084	72,630	19,081
Cash flows from investing activities:			
Purchase of 2C, net of cash and investments acquired	(23,189)	-	-
Purchase of Equinox, net of cash and investments acquired	-	(31,725)	-
Cash acquired from purchase of Cybex	-	-	34,878
Purchases of property and equipment	(7,064)	(3,343)	(1,812)
Purchases of investments	(166,103)	(94,718)	(97,015)
Proceeds from maturities and sales of investments	102,346	83,564	71,283
Net cash provided by (used in) investing activities	(94,010)	(46,222)	7,334
Cash flows from financing activities:			
Proceeds from issuance of short term debt	-	45,000	-
Repayment of short-term debt	-	(45,000)	-
Repayment of short-term debt assumed in the 2C acquisition	(890)	-	-
Proceeds from issuance of common stock	4,918	10,079	1,938
Net cash provided by financing activities	4,028	10,079	1,938
Effect of exchange rate changes on cash and cash equivalents	91	(87)	(33)
Net increase (decrease) in cash and cash equivalents	(18,807)	36,400	28,320
Cash and cash equivalents, beginning of year	80,506	44,106	15,786
Cash and cash equivalents, end of year	$ 61,699	$ 80,506	$ 44,106
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 1	$ 282	$ -
Cash paid during the year for income taxes	$ 7,845	$ 4,248	$ 6,568

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except per share data)

1. Nature of Business and Basis of Presentation

Avocent Corporation (the Company or Avocent) designs, manufactures and sells analog and digital console switching systems, serial connectivity devices and extension and remote access products for the computer industry. The Company's analog, digital and serial switching solutions and the extension and remote access products help network administrators manage multiple servers and serially controlled devices from a single keyboard, video monitor and mouse configuration from extended distances or from remote locations, facilitating more efficient network management and administration. The Company sells products to distributors, resellers, original equipment manufacturers and end-users in the United States and internationally.

Avocent was formed from the merger of Apex, Inc ("Apex") and Cybex Computer Products Corporation ("Cybex") on July 1, 2000, when both Apex and Cybex merged with wholly owned subsidiaries of Avocent. The merger has been accounted for as a purchase of Cybex by Apex. Avocent's consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2000, include the 12-month results of Apex for the period January 1, 2000 through December 31, 2000, and the six-month results of Cybex for the post-merger period July 1, 2000 through December 31, 2000. The results of acquired companies are included in the consolidated results from the respective dates of acquisition, including Equinox Systems Inc. ("Equinox"), which was acquired on January 3, 2001 and 2C Computing, Inc. ("2C"), which was acquired on August 20, 2002.

2. Summary of Significant Accounting Policies

The principal accounting policies of the Company are as follows:

Principles of Consolidation - The Company's consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents.

Other Receivables - Other receivables are primarily comprised of amounts due, net of estimated uncollectible accounts, from certain subcontract manufacturers of the Company for product components sold to those subcontractors. Amounts due from component sales are included in the accompanying consolidated statements of operations as a reduction of cost of sales. As of December 31, 2001, the Company's other receivables included an allowance for uncollectible accounts of approximately $1,800 for past due receivables from a contract manufacturer in bankruptcy. The Company released $1,400 of this reserve in the second quarter of 2002 due to a favorable ruling by a bankruptcy judge. As of December 31, 2002, there was no reserve for uncollectible accounts recorded against receivables from subcontractors. Additionally, other receivables at December 31, 2001 included a receivable of $760 due from an executive employee that was collected in 2002. There were no amounts due from executive employees at December 31, 2002.

Inventories - Raw materials, work in process and finished goods inventories are recorded using the lower of standard cost, which approximates first-in first-out (FIFO), or market. Standard costs are reviewed and revised on a quarterly basis. Therefore, inventory costs approximate actual costs at the end of each reporting period. The Company writes down inventory for estimated obsolescence or unmarketable inventory to the estimated market value based upon assumptions about future demand and market conditions.

Financial Instruments - The carrying amounts reported in the balance sheets for cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Notes to Consolidated Financial Statements

(In thousands, except per share data)

Investments - The Company's investments consist primarily of bank deposits, corporate bonds, commercial paper, asset-backed securities, U.S. government agency securities, mortgage-backed securities guaranteed by U.S. government agencies and common stock. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. Debt and equity securities not classified as either held-to-maturity securities or trading securities and that have readily determinable fair values are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of deferred income taxes. Unrealized losses are charged against earnings when a decline in fair value is determined to be other than temporary. During 2001, the Company recognized gross losses of $4,899 on its equity investments due to impairments that were determined by management to be other than temporary. There were no such charges to investments in 2002 or 2000. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis. An investment impairment charge is recorded when an investment has experienced a decline in value that Company management determines is other than temporary.

The Company also invests in privately-held companies and generally records its investments in these entities at cost or using the equity method if the Company has the ability to exercise significant influence over the entity. As of December 31, 2002, the Company had $450 of such investments. These investments are included in total long-term investments in the accompanying consolidated balance sheets. The Company reviews its investments in these entities periodically to determine if circumstances (both financial and non-financial) exist that indicate that the investment will not be recovered. Impairment charges are recorded on investments having a basis that is greater than the value that the Company would reasonably expect to receive in an arm's length sale of the investment. The Company recognized gross realized losses on these investments of $550 in 2002. The Company did not recognize any gross realized losses on such investments in 2001 or 2000 *(see note 5)*.

Property Held for Lease - Property held for lease is carried at cost, less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets. Rental income from this property is recorded on a monthly basis in accordance with the lease terms. Initial direct costs are deferred and matched against rental income over the initial term of the lease *(see Note 6)*.

Property and Equipment - Property and equipment are carried at cost, less accumulated depreciation, and include expenditures that substantially increase the useful lives of existing assets. Maintenance and repairs are charged to current operations as incurred. Upon sale, retirement, or other disposition of these assets, the cost and related accumulated depreciation are removed from the respective accounts, and any gain or loss on the disposition is included in earnings.

Depreciation expense is computed using the straight-line method over the following estimated useful lives:

Description	Useful Life
Land improvements	30 years
Buildings	39 years
Leasehold improvements	5 – 39 years
Computer software and equipment	3 – 5 years
Other equipment	3 – 5 years

Long-Lived Assets – The Company reviews long-lived assets for impairment under the guidance prescribed by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying values. Am impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized during 2002, 2001 or 2000.

(In thousands, except per share data)

Other Intangible Assets - Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Description	Useful Life
Developed technology	3 – 5 years
Patents and trademarks	5 – 7 years
Customer base and certification	3 – 6 years
Non-compete agreements	3 years
Other	3 – 7 years

At each balance sheet date, or as changes in circumstances arise, the Company evaluates the recoverability of intangible assets based upon utilization of related tangible assets and expectations of future cash flows. There were no such losses recognized during 2002, 2001 or 2000.

Goodwill - The Company records goodwill when the cost of an acquired entity exceeds the net amounts assigned to assets acquired and liabilities assumed. In accordance with SFAS No. 142, the Company completed a transitional impairment test of all goodwill and intangible assets as of January 1, 2002. The test concluded that no adjustment was required upon adoption. Additionally, the Company performed an annual impairment test of goodwill, as prescribed by this standard, in the fourth quarter of 2002. The test in the fourth quarter concluded that there had been no impairment of goodwill and that no adjustment was required.

Patent Defense Costs -The Company capitalizes legal fees related to the defense of existing patents. Upon the successful defense of patent infringement actions, the respective patent defense costs are amortized over the estimated remaining useful life of the related patents. Upon receiving an unfavorable ruling in any patent infringement action, the respective capitalized patent defense costs are written off and future costs of appeal are expensed as incurred *(see Note 19)*.

Allowance for Sales Returns - The Company's sales generally include a one-month unconditional return policy. The Company also allows additional rights of return to certain of its distributors, which generally extend the return period to 90 days. The Company reserves for sales returns as a reduction of revenue and cost of sales at the time the product revenue is recognized based on historical sales return experience, which management believes provides a reasonable estimate of future returns. The allowance for sales returns totaled approximately $3,769 and $2,607 at December 31, 2002 and 2001, respectively. The reserve is included as a reduction in the carrying value of accounts receivable in the accompanying consolidated balance sheets.

Liability for Warranty Returns - The Company's products generally include warranties of one to three years for product defects. The Company accrues for warranty returns at cost to repair or replace products. The liability for warranty returns totaled approximately $2,435 and $4,157 at December 31, 2002 and 2001, respectively. These liabilities are included in accrued liabilities in the accompanying consolidated balance sheets.

Stock-Based Compensation - The Company generally records compensation expense for all stock-based compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. For unvested options of Cybex that existed as of the merger date and unvested options of Equinox and 2C that existed as of their respective acquisition dates, the intrinsic value was computed as of the consummation date and the pro rata portion related to future service was deferred (included in deferred compensation in the consolidated balance sheets) and is being amortized over the remaining vesting period of the stock options. The fair value of these unvested options as of the consummation date was computed and the amount in excess of the intrinsic value was included in the respective purchase consideration *(see Note 3)*.

(In thousands, except per share data)

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for its stock plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net income (loss) – as reported	$ 10,738	$ (320,466)	$ (130,556)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	11,110	18,183	14,464
Deduct: Total stock based employee compensation expense determined under fair value method for all awards, net of related tax effects	(36,717)	(46,131)	(27,850)
Net income (loss) – pro forma	$ (14,869)	$ (348,414)	$ (143,942)
Basic earnings (loss) per share – as reported	$ 0.24	$ (7.22)	$ (3.92)
Basic loss per share – pro forma	$ (0.33)	$ (7.85)	$ (4.33)
Diluted earnings (loss) per share – as reported	$ 0.24	$ (7.22)	$ (3.92)
Diluted loss per share – pro forma	$ (0.33)	$ (7.85)	$ (4.33)

The pro forma amounts reflected above are not representative of the effects on reported net income in future years because, in general, the options granted typically do not vest for several years and additional awards are made each year. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2002	2001	2000
Dividend yield	0.0 %	0.0 %	0.0 %
Expected life (years)	5	5	5
Expected volatility	67.5 %	89.9 %	87.3 %
Risk-free interest rate	2.93 – 4.47 %	4.09 – 4.79 %	5.70 – 6.47 %

Concentrations of Customer Base and Credit Risk – Three customers each exceeded 10% of the Company's sales for 2002, while only one customer exceeded 10% of sales for 2001 and 2000. The three customers accounted for 47% of net sales for 2002. The one customer accounted for 23% of net sales for 2001 and 32% of net sales for 2000. Accounts receivable from these three customers represented approximately 56% of trade receivables at December 31, 2002 and the one customer represented 26% of trade receivables at December 31, 2001. The Company's top five customers accounted for 65%, 55% and 61% of net sales for 2002, 2001 and 2000, respectively.

The Company places cash and investments in several high-quality financial institutions and limits the credit exposure from any one institution, issuer or instrument.

Income Taxes - The Company accounts for income taxes using the asset and liability method. The Company provides for income taxes currently payable and, in addition, provides deferred income taxes for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Temporary differences relate principally to the allowance for doubtful accounts, allowance for sales returns, liability for warranty claims, unrealized gain (loss) on investments, acquired in-process research and development expenses, acquired intangible assets, foreign subsidiary intangibles, accumulated depreciation, loss on write-down of investments and inventory reserves. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Notes to Consolidated Financial Statements

(In thousands, except per share data)

Foreign Currency - The Company records transactions denominated in foreign currencies on a monthly basis using the average monthly exchange rate. Assets and liabilities denominated in foreign currencies are translated at the balance sheet dates using the closing rates of exchange between those foreign currencies and the U.S. Dollar with any transaction gains or losses reported in income. Adjustments from translating financial statements of international subsidiaries are recorded as a separate component of stockholders' equity.

The Company uses forward contracts to reduce its foreign currency exposure related to the net cash flows from its European and Asian operations. The majority of these contracts are short-term contracts (three months or less) and are marked-to-market each quarter and included in trade payables, with the offsetting gain or loss included in other revenues in the accompanying statements of operations. At December 31, 2002 and December 31, 2001, the Company had no open forward contracts.

Revenue Recognition - The Company generally records sales upon shipment of the related product, net of any discounts (as the Company generally has no significant post delivery obligations), the product price is fixed and determinable, collection of the resulting receivable is probable, and product returns are reasonably estimable. Product shipments occur upon receipt of a purchase order from a customer. Shipping terms are evaluated, and revenue on products shipped FOB destination is recorded when the customer takes possession of the goods. The Company's shipping and handling fees are included in net sales, and the related costs are included in cost of sales in the accompanying consolidated statements of operations. At December 31, 2001, certain shipments of approximately $1,100 did not meet the criteria for revenue recognition as described above and were not recorded as revenue in 2001. At December 31, 2002, there were no shipments for which Avocent deferred revenue as the result of not meeting the Company's criteria for revenue recognition.

The Company participates in cooperative advertising and market development programs with certain distributors and OEMs. These programs are used by the Company to reimburse distributors and OEMs for certain forms of advertising, and in general, allow distributors and OEMs credits up to a specified percentage of net purchases. The Company's costs associated with these programs are estimated and accrued at the time of sale, and are included in sales and marketing expenses in the accompanying consolidated statements of operations.

The Company offers extended warranties to customers and recognizes the revenue associated with the extended warranties over the life of the warranty.

Research and Development Expense – Research and development costs are expensed as incurred. In-process research and development obtained through acquisitions of other companies is expensed upon consummation of the acquisition.

Software Development Costs – The costs of software development for the Company's products incurred between achieving technological feasibility and the integration into the Company's products available for sale to customers have not been material to date. Such costs, if material, would be capitalized. Additionally, costs related to development of internal use software, other than those incurred during the application development stage, are expensed as incurred. Costs incurred during the application development stage have not been material to date. The Company has committed to implement a new Enterprise Resource Planning system in 2003 – 2004 and will capitalize the costs of the new system. As of December 31, 2002, $1,600 had been capitalized for this new system.

Advertising Expense – Advertising costs are expensed as incurred. Advertising expense totaled approximately $6,983, $8,079 and $5,205 for the years ended December 31, 2002, 2001 and 2000, respectively.

Net investment income – Net investment income includes income from interest, dividends, rental property held for lease and accretion of bond discounts, net of related expenses.

(In thousands, except per share data)

Net realized investment gains (losses) – Net realized investment gains (losses) include gains (losses) realized upon the sales of equity and cost basis investments and losses realized on investments when a decline in fair value is determined by management to be other than temporary.

Other Income (Expense) – Other income (expense) consists primarily of gains or losses realized upon the sale of property and equipment, foreign currency exchange gains or losses and interest expense.

Comprehensive Income (Loss) – Comprehensive income (loss) includes all changes in equity (net assets) during a period from non-owner sources. Items included in comprehensive income include net income (loss), foreign currency translation adjustments, and unrealized gains and losses on available-for-sale securities.

Earnings Per Share – Earnings (loss) per common share, and earnings (loss) per common share assuming dilution, are based on the weighted average number of common and common equivalent, when dilutive, shares outstanding during the year *(see Note 12)*.

Use of Estimates – The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications – Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements in order to conform to the 2002 presentation. These reclassifications had no effect on previously reported net income (loss), cash flows from operations or total stockholders' equity.

Recently Issued Accounting Standards – In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which has an effective date for financial statements for fiscal years beginning after December 15, 2001. The Company adopted this statement effective January 1, 2002. This statement, which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, this statement expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The impact of SFAS No. 144 on the financial statements was not material.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal*, which is effective for disposal or exit activities that are initiated after December 31, 2002. The Company will adopt this statement effective January 1, 2003. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. The statement requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which liability is incurred, except for liabilities for one-time termination benefits that are accrued over time. In the unusual circumstance in which fair value cannot be reasonably estimated, the liability shall be recognized initially in the period in which fair value can be reasonably estimated. The impact of SFAS No. 146 on the financial statements is not expected to be material.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock Based Compensation – Transition and Disclosure*, which has an effective date of fiscal years beginning after December 31, 2002. The

(In thousands, except per share data)

Company will adopt this statement effective January 1, 2003. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of SFAS No. 148 have been included in elsewhere in this Note 2 to the consolidated financial statements.

In December 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* The interpretation's initial recognition and initial measurement provisions are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company adopted this interpretation effective December 31, 2002. This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and clarifies when to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. The applicable additional disclosure requirements of FIN 45 have been included in Note 9 to the consolidated financial statements. The impact of the accounting requirements of FIN 45 on the financial statements was not material.

3. Merger and Acquisitions

Acquisition of 2C – On August 20, 2002, the Company acquired the outstanding preferred and common shares of 2C for approximately $22.8 million in cash, plus the assumption of liabilities and stock options. The results of 2C's operations have been included in the consolidated financial statements since that date. 2C, headquartered in Huntsville, Alabama, has developed digital extension technology that splits the PCI bus of a PC and allows the PC motherboard, processor, hard drive, and other user devices to be located at a distance from the user and connected using CAT 5 or fiber cable.

In 2000, 2C and Cybex, Avocent's wholly-owned subsidiary, formed a joint venture, CyCom L.L.C., to focus on computer technology and research for products in the desktop computer and server industry. Cybex owned 40% of CyCom and the other 60% of CyCom was owned by 2C. Upon the formation of CyCom, Cybex contributed a license for certain of its intellectual property related to the split bus concept, and 2C contributed management services and capital funding. The initial products developed from the digital extension technology were announced in late 2001. Shipments of the products totaled approximately $1.5 million through August 20, 2002.

Under the terms of the joint venture membership agreement, 2C was responsible for all technology development efforts. The net profits of CyCom were to be split 60% to 2C and 40% to Cybex after 2C recouped its accumulated losses from the development and marketing of CyCom products. The carrying value of the Company's investment in CyCom was zero prior to the acquisition of 2C because Cybex's contribution to it consisted of previously expensed research and development costs related to the technology and CyCom had earned no profits to date. The Company dissolved CyCom upon the closing of the acquisition of 2C.

2C was founded by Remigius G. Shatas and Robert R. Asprey, who served as directors of 2C prior to the Company's acquisition of 2C. Mr. Shatas was formerly a member of the Board of Directors of Cybex (before the merger transaction with Apex Inc. that created Avocent) and served as executive vice president and chief technology officer of Cybex. Mr. Shatas remains a stockholder of Avocent. Mr. Asprey was also formerly an officer of Cybex, and he too is a current Avocent stockholder. David S. Butler, who also was a director of 2C prior to the Company's acquisition of 2C, is a former director of Cybex and a current Avocent stockholder. Mr. Shatas, Mr. Asprey, and Mr. Butler own less than 2% of Avocent's outstanding shares in the aggregate. A number of other former 2C shareholders are also Avocent stockholders. No officer or director of Avocent was an officer, director, shareholder or affiliate of 2C prior to our acquisition of 2C.

(In thousands, except per share data)

The acquisition was recorded under the purchase method of accounting, and the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed. In accordance with generally accepted accounting principles, purchased research and development costs allocated to patented technology were capitalized and will be amortized over the respective estimated useful lives. The remaining amounts of purchased research and development were expensed upon the closing of the transaction. The goodwill recorded as a result of the acquisition will not be amortized but will be included in the Company's annual review of goodwill and other intangible assets for impairment. A summary of the total purchase consideration is as follows:

Cash paid for outstanding shares	$ 22,781
Outstanding options assumed	1,850
Acquisition costs	441
Total purchase consideration	$ 25, 072

The purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed, as follows:

	Purchase Price Allocation	Amortization Period
Tangible assets	$ 1,306	-
In-process research and development	6,000	-
Patents	370	5 years
Non-compete agreements	3,273	3 years
Trademarks	2,030	5 years
Customer base	1,613	3 years
Goodwill	15,136	-
Deferred tax liability on intangible assets acquired	(2,733)	Various
Assumed liabilities	(1,923)	-
	$ 25,072	

The acquisition was funded through available cash. On the closing of the 2C transaction, the Company acquired $32 in cash held by 2C.

The fair value of all of the in-process research and development ("IPR&D") received in the acquisition was determined using a form of the discounted cash flow method known as the multi-period excess earnings method. These amounts were deemed to be for particular research and development projects that have no alternative future uses and were therefore expensed rather than capitalized at the time of purchase.

2C's in-process research and development activities consisted of a redesign of its C-Link card to a PMC form factor, blade development that integrates its existing C-Link cards with a cPCI blade card with PMC connections, C-switch products that allow for transmitting/receiving and switching 2C's Digital Extension Technology over standard IP protocol, developing an ASIC for 2C's Digital Extension Technology and NextGen development of Digital Extension Technology to support peripherals and other architectures. The work remaining to be performed on these projects varied, but at the time of the acquisition, the projects were considered to be in early concept form, prototype form, or mid-design form. All of the projects were still in process at the end of 2002.

The new generations of products under development are projected to sell through sales channels and to customers that are substantially the same as current and historical sales channels and customers. Pricing and margins will not differ significantly from historical pricing and margins. Revenue for the projects under development was projected through 2007, with 95% of 2C's revenue in 2004 coming from projects currently in development. Therefore, net income attributable to IPR&D was calculated by applying Avocent's overall projected gross, operating and net profit margins to IPR&D revenue.

Notes to Consolidated Financial Statements

(In thousands, except per share data)

Revenue growth related to the in-process research and development is embodied in products to be launched in fiscal years 2003 and 2004. These products have estimated economic lives ranging from approximately three to five years. The product life cycle is characterized by an approximate 1 to 2 year ramp up period, followed by a 1 to 2 year plateau, followed by a 1 to 2 year decline period. Operating margins are projected to be below overall Avocent margins in the early years, but will improve for these products over their lives as the products mature, as costs are designed out of the products, and as sales volumes increase. The discount rate used to value IPR&D was 21%.

Acquisition of Equinox – On January 3, 2001, the Company acquired Equinox Systems Inc. for cash equal to $9.75 for each outstanding share of Equinox capital stock. Equinox, headquartered in Sunrise, Florida, makes products that provide communications port management and remote control capabilities. The products are distributed through a two-tier distribution channel, a network of value-added resellers and OEMs.

The acquisition was recorded under the purchase method of accounting, and the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed. In accordance with generally accepted accounting principles, costs allocated to research and development assets with alternative future uses were capitalized; the remaining amounts of purchased in-process research and development were expensed upon the closing of the transaction. The excess of the fair value over the intrinsic value of the unvested Equinox options and the fair value of the vested Equinox options at the date of consummation have been included in the purchase consideration.

A summary of the total purchase consideration is as follows:

Cash paid for outstanding shares	$ 55,607
Outstanding options assumed	10,579
Acquisition costs	413
Total purchase consideration	$ 66,599

The purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed, as follows:

	Purchase Price Allocation	Amortization Period
Tangible assets	$ 38,981	–
In-process research and development	4,570	–
Patents and trademarks	1,680	7 years
Developed technology	6,250	5 years
Assembled workforce	1,800	3 years
Customer base and certification	2,500	3 – 6 years
Goodwill	21,165	–
Deferred tax liability on intangible assets acquired	(5,962)	Various
Assumed liabilities	(4,385)	–
	$ 66,599	

The acquisition was funded through available cash and the issuance of short-term debt. The Company borrowed a total of $45,000 at the stated rate of 30-day LIBOR plus 1.75% (8.31% at January 31, 2001). All borrowings were repaid during the quarter ended March 30, 2001. On the closing of the Equinox transaction, the Company acquired $24,295 in cash and short-term investments held by Equinox.

Merger of Apex and Cybex – On July 1, 2000, Apex and Cybex merged to form Avocent. According to the terms of the merger, each share of Apex common stock was converted into 1.0905 shares of Avocent common stock, and each share of Cybex common stock was converted into one share of Avocent common stock. For accounting purposes, the merger was treated as a

(In thousands, except per share data)

purchase of Cybex by Apex. The excess of the fair value over the intrinsic value of the unvested Cybex options and the fair value of the vested Cybex options at the date of consummation have been included in the purchase consideration.

A summary of the total purchase consideration is as follows:

Common stock	$ 723,788
Outstanding options assumed	30,518
Acquisition costs	5,987
Total purchase consideration	$ 760,293

The merger was recorded using the purchase method of accounting, and the purchase price was allocated to the estimated fair values of the assets acquired and liabilities assumed, as follows:

	Purchase Price Allocation	Amortization Period
Tangible assets	$ 109,011	–
In-process research and development	94,000	–
Patents and trademarks	12,018	5 – 7 years
Developed technology	59,490	5 years
Assembled workforce	1,600	3 years
Reseller network	17,000	3 years
Goodwill	523,070	–
Deferred tax liability on intangible assets acquired	(33,930)	Various
Assumed liabilities	(21,966)	–
	$ 760,293	

In-process research and development expense and other acquisition costs included in the accompanying consolidated statement of operations for the year ended December 31, 2000, include the write-off of the $94,000 of in-process research and development acquired and approximately $10,000 of transaction-related fees paid to external advisors.

Pro Forma Financial Information - The following unaudited pro forma summary combines the results of operations of Avocent and 2C as if the acquisition had occurred on January 1, 2001. Certain adjustments have been made to reflect the impact of the purchase transactions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of 2001, or of results which may occur in the future.

	Year Ended December 31,	
	2002	2001
Net sales	$ 262,034	$ 255,970
Net income (loss)	$ 14,670	$ (324,127)
Income (loss) per share	$ 0.32	$ (7.30)

4. Inventories

Inventories consist of the following at December 31, 2002 and 2001:

	2002	2001
Raw materials, net	$ 7,560	$ 13,034
Work in process, net	851	446
Finished goods, net	16,011	13,675
Inventories, net	$ 24,422	$ 27,155

(In thousands, except per share data)

As of December 31, 2002 and 2001, inventories above have been reduced by reserves for excess and obsolete inventories of $7,502 and $15,279, respectively.

5. Investments

The amortized costs and estimated fair values of held-to-maturity investments (carried at amortized cost) and available-for-sale securities (carried at fair value) are as follows:

	December 31, 2002			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current investments:				
Held-to-maturity investments:				
Corporate bonds	$ 48,534	$ 179	$ (12)	$ 48,701
Asset-backed securities	1,010	3	–	1,013
U.S. government agency obligations	2,005	5	–	2,010
Total	$ 51,549	$ 187	$ (12)	$ 51,724
Available-for-sale securities:				
Corporate bonds	$ 33,863	$ 67	$ (84)	$ 33,846
Mortgage-backed securities guaranteed by U.S. government agencies	12,466	103	–	12,569
Time deposits	9,655	–	–	9,655
Total	$ 55,984	$ 170	$ (84)	56,070

	December 31, 2002			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Non-current investments:				
Held-to-maturity investments:				
Corporate bonds	$ 511	$ 11	$ –	$ 522
Asset-backed securities	1,009	7	–	1,016
U.S. government agency obligations	1,004	22	–	1,026
Totals	$ 2,524	$ 40	$ –	$ 2,564
Available-for-sale securities:				
Corporate bonds	$ 10,195	$ 12	$ (4)	$ 10,203
Mortgage-backed securities guaranteed by U.S. government agencies	29,022	307	–	29,329
U.S agency obligations	1,997	13	–	2,010
Equity securities	1,131	–	(348)	783
Totals	$ 42,345	$ 332	$ (352)	$ 42,325

Notes to Consolidated Financial Statements

(In thousands, except per share data)

	December 31, 2001			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current investments:				
Held-to-maturity investments:				
Corporate bonds	$ 46,092	$ –	$ –	$ 46,092
Mortgage-backed securities guaranteed by U.S. government agencies	2,015	–	–	2,015
Totals	$ 48,107	$ –	$ –	$ 48,107
Available-for-sale securities:				
Mortgage-backed securities guaranteed by U.S. government agencies	$ 36,000	$ 176	$ (13)	$ 36,163

	December 31, 2001			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Non-Current investments:				
Held-to-maturity investments:				
Corporate bonds	$ 5,847	$ –	$ –	$ 5,847
Mortgage-backed securities guaranteed by U.S. government agencies	1,020	–	–	1,020
Totals	$ 6,867	$ –	$ –	$ 6,867
Available-for-sale securities:				
Equity securities	$ 851	$ –	$ –	$ 851

Maturities of non-current investments were as follows at December 31, 2002:

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within two years	$ 12,192	$ 12,213	$ 2,524	$ 2,564
Mortgage-backed securities	29,022	29,329	–	–
Totals	$ 41,214	$41,542	$ 2,524	$ 2,564

Maturities of investments in mortgage-backed securities are included under available-for-sale securities and the Company anticipates prepayment speeds of approximately 25% per year.

Gross realized gains on the sale of available-for-sale securities were approximately $36 and gross realized losses were approximately $378 for the year ended December 31, 2002. During 2002, the Company included gross unrealized losses of $213 on its equity investments and gross unrealized gains of $246 on its investments in mortgage-backed securities as a separate component of stockholder's equity. Gross realized gains on the sale of available-for-sale securities were approximately $528 and gross realized losses were approximately $800 for the year ended December 31, 2001. During 2001, the Company recognized gross losses of $4,899 on its equity investments due to impairments that were determined by management to be other than temporary. The remaining fair value of these investments at December 31, 2001, was $851. Gross realized gains on the sale of available-for-sale securities were approximately $754 and gross realized losses were approximately $1,187 for the year ended December 31, 2000.

(In thousands, except per share data)

In the second quarter of 2002, the Company made a $1,000 investment in Rymic Systems, Inc., a privately-held company based in Huntsville, Alabama, that develops hardware and software solutions for remote monitoring and control of vehicles and equipment over the internet using standard desktop web browsers. The Company purchased 400,000 shares of Rymic's common stock, giving Avocent approximately a 14% equity position in Rymic. In addition, as part of the investment, the Company received certain rights of co-sale regarding the shares of stock that were purchased and certain rights of first refusal regarding shares of stock of Rymic held by its major shareholders. The Company also entered into a Strategic Partnership Agreement with Rymic to share certain technologies and other expertise, and the Company became an authorized reseller of Rymic's line of rymicNET™ remote monitoring and control products in the computer, server, and data center management markets. Subsequent to the initial investment, the Company received 200 additional shares in Rymic in November of 2002 as a result of Rymic failing to meet certain pre-defined operational targets. During 2002, the Company recorded equity-method losses and an impairment charge totaling $550 against its investment in Rymic, which was included in research and development expenses in the accompanying consolidated statements of operations.

Early in the first quarter of 2001 and prior to the Company's investment in Rymic, Doyle C. Weeks, one of the Company's directors and Executive Vice President for Group Operations and Business Development, purchased 10,000 shares of common stock of Rymic at the price of $2.50 per share. Mr. Weeks also received a gift of 5,000 shares of Rymic common stock from one of its major shareholders. At approximately the same time, Gary R. Johnson, Avocent's Senior Vice President of Global Sales and Marketing, purchased 10,000 shares of common stock at the price of $2.50 per share. At the time of the Company's investment, Mr. Weeks was one of 6 directors of Rymic, and in connection with his services as a director and prior to Avocent's investment, Mr. Weeks was awarded nonqualified stock options to purchase 5,000 shares of Rymic common stock at $2.50 per share that vested upon receipt. Mr. Weeks did not receive any fees from Rymic. Mr. Weeks remains on the board of directors of Rymic, but will not receive any additional director fees or stock options for as long as the Company holds its equity position in Rymic.

Subsequent to December 31, 2002, the Company entered into a research and development agreement with Rymic whereby the Company will pay $300 to Rymic for the development of certain technologies. The costs associated with this agreement will be expensed and included in research and development expenses in 2003.

6. Property Held for Lease

The Company owns a building in Huntsville, Alabama and has executed a five-year agreement to lease the building to an unrelated party. The lease agreement contains renewal options for up to two three-year extensions, subject to certain conditions. The lease agreement also provides for early termination at the option of the lessee after three or four years, subject to certain conditions, including termination fees. Rental income totaled approximately $221 for each of the years ended December 31, 2002 and 2001.

Property held for lease consists of the following at December 31, 2002 and 2001:

	2002	2001
Building	$ 2,306	$ 2,306
Accumulated depreciation	(583)	(387)
Property held for lease, net	$ 1,723	$ 1,919

Future minimum rental income on this non-cancelable operating lease is approximately as follows:

Year ending December 31:	
2003	$ 221
2004	221
2005	93
	$ 535

Notes to Consolidated Financial Statements

(In thousands, except per share data)

7. Property and Equipment

Property and equipment consists of the following at December 31, 2002 and 2001:

	2002	2001
Land and land improvements	$ 3,152	$ 2,911
Buildings	16,873	13,476
Leasehold improvements	1,392	1,378
Computer software and equipment	9,838	9,103
Other equipment	10,804	9,419
Construction in progress	2,002	443
	44,061	36,730
Less accumulated depreciation	(19,748)	(15,387)
Property and equipment, net	$ 24,313	$ 21,343

Depreciation expense was $4,361, $4,709 and $2,223 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has signed a contract with an enterprise resource planning system provider for the purchase of a system to be implemented worldwide. The Company paid approximately $1,600 in the fourth quarter of 2002 and expects the total cost of implementing the system to be in the range of $11,000 to $12,200. The Company expects the system to be implemented and operational by the middle of 2004.

In February 2003 the Company agreed in principle, subject to completion of inspections and signing of definitive contracts, to purchase a facility in Shannon, Ireland for approximately 6,000 euros to replace the Company's currently leased space, also in Shannon. The Company expects to occupy the facility in the summer of 2003.

8. Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted Statements of Financial Accounting Standards No. 142, *Goodwill and Intangible Assets* and No. 141, *Business Combinations*, which were issued by the Financial Accounting Standards Board in July 2001. Under these standards, the Company ceased amortizing goodwill totaling $188,000 (including $2,000, net of $1,400 of accumulated amortization for the assembled workforce, classified as other intangible assets as of December 31, 2001) as of January 1, 2002. The financial statements for the year ended December 31, 2001 included approximately $111,000 of amortization expense under the previous standards.

The following tables present the impact of the new standards on income (loss) from operations, net loss and loss per share, as if they had been in effect for the year ended December 31, 2001.

	For the Year Ended December 31,		
	2002	2001	2001
	As Reported	As Reported	Pro-Forma
Income (loss) from operations	$ 10,125	$ (324,148)	$ (213,150)
Net income (loss)	$ 10,738	$ (320,466)	$ (209,468)
Basic earnings (loss) per share	$ 0.24	$ (7.22)	$ (4.72)
Diluted earnings (loss) per share	$ 0.24	$ (7.22)	$ (4.72)

(In thousands, except per share data)

Acquired other intangible assets subject to amortization, including the intangible assets from the 2C acquisition detailed in Note 3, are as follows:

	December 31, 2002		December 31, 2001	
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
Developed technology	$ 65,740	$ 32,869	$ 65,740	$ 19,931
Patents and trademarks	17,350	5,663	15,966	2,928
Customer base and certifications	21,113	16,013	19,500	9,333
Non-compete agreements	3,273	364	–	–
Assembled workforce	–	–	3,400	1,400
Other	101	67	–	–
	$ 107,577	$ 54,976	$ 104,606	$ 33,592

For the years ended December 31, 2002 and 2001, amortization expense for other intangible assets was $22.2 million and $21.9 million, respectively. The approximate future annual amortization for other intangible assets is as follows:

Years ending December 31:	
2003	$ 21,200
2004	$ 17,300
2005	$ 10,500
2006	$ 2,100
2007	$ 1,500

In accordance with SFAS No. 142, the Company completed a transitional impairment test of all goodwill and intangible assets as of January 1, 2002. The test concluded that no adjustment was required upon adoption. Additionally, the Company performed an annual impairment test of goodwill in the fourth quarter of 2002, as prescribed by this standard. The test in the fourth quarter concluded that there had been no impairment of goodwill and that no adjustment was required.

During the fourth quarter of 2001, due to the deteriorated economic conditions and lower future growth expectations relative to estimates made at the merger of Apex and Cybex and the acquisition of Equinox, the Company performed an analysis to determine if the remaining balance of goodwill created at the merger and the acquisition had been impaired. The analysis was performed in accordance with SFAS No. 121 "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*" As a result, the Company recorded a $195,365 reduction in the remaining carrying value of goodwill arising from the merger of Apex and Cybex. The write-off of the goodwill was based on an analysis of projected cash flows, which were no longer deemed adequate to support the value of goodwill recorded at the dates of the merger and acquisition.

9. Product Warranties

The activity within the liability for warranty returns in 2002 is as follows:

	2002
Balance, January 1	$ 4,157
Accruals for product warranties issued during the period	398
Accruals for pre-existing warranties	–
Settlements made during the period	(2,132)
Warranty liability assumed upon the acquisition of 2C	12
Balance, December 31	$ 2,435

(In thousands, except per share data)

10. Income Taxes

The provision for (benefit from) income taxes for the years ended December 31, 2002, 2001 and 2000 is comprised of the following:

	2002	2001	2000
U.S. operations:			
Current:			
Federal	$ 8,262	$ 12,174	$ 17,144
State	(1,468)	(309)	935
	6,794	11,865	18,079
Deferred:			
Federal	(4,615)	(14,517)	(3,948)
State	(677)	(821)	(208)
	(5,292)	(15,338)	(4,156)
Total U.S. operations tax provision (benefit)	1,502	(3,473)	13,923
Total foreign operations tax provision	3,000	526	630
Total provision for (benefit from) income taxes	$ 4,502	$ (2,947)	$ 14,553

The provision for (benefit from) federal income taxes differs from the amount computed by applying the statutory rate of 35% to taxable income as follows:

	2002	2001	2000
Computed "expected" federal income tax provision (benefit)	$ 5,334	$ (113,195)	$ (40,601)
Add (deduct):			
Foreign sales corporation income	(29)	(305)	(798)
State income tax deduction	(1,041)	(499)	(140)
Tax effect resulting from foreign activities	(6,154)	(1,741)	(1,472)
Acquired in-process research and development	2,100	1,599	32,900
Goodwill amortization and write-off of intangibles	–	106,830	18,257
Compensation expense	3,897	5,599	2,190
Acquisition expenses	–	–	2,485
Other	395	(1,235)	1,732
	$ 4,502	(2,947)	$ 14,553

The components of the net deferred income tax assets and liabilities at December 31, 2002 and 2001, are as follows:

	2002	2001
Net current deferred income tax assets:		
Allowance for doubtful accounts	$ 661	$ 1,919
Allowance for sales returns and liability for warranty returns	1,928	1,932
Inventory reserves	2,511	4,546
Other	832	558
	$ 5,932	$ 8,955
Net noncurrent deferred income tax liabilities:		
Accumulated depreciation	$ (1,682)	$ (1,627)
Foreign subsidiary intangibles	2,039	2,005
Acquired in-process research and development expenses	1,236	1,322
Acquired intangible assets	(19,867)	(25,043)
Loss on write-down of investments	1,753	1,884
Other	2,347	1,295
	(14,174)	(20,164)
Less valuation allowance	(2,039)	(2,005)
	$ (16,213)	$ (22,169)

(In thousands, except per share data)

The Company has a full valuation allowance recorded against a deferred tax asset arising from a foreign subsidiary. The Company intends to fully reserve this asset until it is determined that it is more likely than not that the asset can be realized through future taxable income from its acquired foreign operations.

11. Stockholders' Equity

Preferred Stock – The Company has 5,000 shares of $0.001 par value preferred stock authorized and no shares issued and outstanding at December 31, 2002 and 2001.

Common Stock – The Company has 200,000 shares of $0.001 par value common stock authorized. There were 45,210 and 44,650 shares issued and outstanding at December 31, 2002 and 2001, respectively. Upon the merger of Apex and Cybex to form Avocent on July 1, 2000, each share of Apex common stock was exchanged for 1.0905 shares of Avocent common stock. All capital stock and stock option information included in these consolidated financial statements and related notes have been given retroactive effect for this exchange rate.

12. Earnings (Loss) Per Share

A summary of the calculation of basic and diluted earnings (loss) per share (EPS) for the years ended December 31, 2002, 2001 and 2000, is as follows:

	Income (loss) (Numerator)	Shares (Denominator)	Per-Share Amount
For the Year Ended December 31, 2002			
Basic EPS			
Net income available to common stockholders	$ 10,738	44,977	$ 0.24
Effect of Dilutive Securities			
Stock options		572	
Diluted EPS			
Net income available to common stockholders and assumed conversions	$ 10,738	45,549	$ 0.24
For the Year Ended December 31, 2001			
Basic EPS			
Net loss available to common stockholders	$ (320,466)	44,374	$ (7.22)
Effect of Dilutive Securities			
Stock options		–	
Diluted EPS			
Net loss available to common stockholders and assumed conversions	$ (320,466)	44,374	$ (7.22)
For the Year Ended December 31, 2000			
Basic EPS			
Net loss available to common stockholders	$ (130,556)	33,266	$ (3.92)
Effect of Dilutive Securities			
Stock options		–	
Diluted EPS			
Net loss available to common stockholders and assumed conversions	$ (130,556)	33,266	$ (3.92)

At December 31, 2002, 2001 and 2001, options to purchase 5,470, 7,188 and 5,825 shares of common stock, respectively, were outstanding but were not included in the computation of diluted net earnings (loss) per share because inclusion of such options would have been anti-dilutive.

(In thousands, except per share data)

13. Commitments and Contingencies

The Company leases buildings and certain equipment under various operating leases. Rent expense under these leases totaled approximately $2,882, $2,871 and $1,503 for the years ended December 31, 2002, 2001 and 2000, respectively. Future minimum rental payments under non-cancelable operating leases are approximately as follows:

Year ending December 31:	
2003	$ 1,629
2004	1,275
2005	1,068
2006	826
2007	773
Thereafter	968
	$ 6,539

These rental payments exclude future rentals on the Shannon, Ireland leased facility after the move to the Company's purchased facility described in Note 7. The Company paid a lease termination penalty of approximately $500,000 on February 27, 2003 upon notification to the landlord of the Company's intentions to cancel the lease. This payment will be expensed in the first quarter of 2003.

The Company has been involved from time to time in litigation in the normal course of business. Management is not aware of any pending or threatened litigation matters that will have a material adverse effect on the Company's business, operations, financial condition or cash flows *(see Note 19)*.

14. Related Party Transactions

In the third quarter of 2002, the Company engaged Mirecho Labs, Inc., a privately-held company based in Acton, Massachusetts, to provide software research and development services to support the Company's recently acquired 2C product line. Victor Odryna is one of Mirecho's founders and serves as President and Chief Executive Officer. Through July 2001, Mr. Odryna was Avocent's Senior Vice President of Corporate Strategic Marketing. During the second quarter of 2002 two of the Company's officers, Douglas E. Pritchett, Senior Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary, and Kieran MacSweeney, Managing Director of International Operations, and the Chairman of the Board of Directors, Stephen F. Thornton, invested a total of $175 in Mirecho. The Company paid Mirecho $200 for research and development services performed prior to termination of the agreement on November 1, 2002. The cost of these research and development services was expensed during 2002. See Note 2 for further disclosure related to the acquisition of 2C and Note 5 for further disclosure related to the investment in Rymic.

15. Stock Option and Stock Purchase Plans

The Company has stock option plans covering substantially all of its employees and directors. Avocent assumed the stock option plans and the related underlying options of Apex and Cybex at the merger effective July 1, 2000, of Equinox at the acquisition effective January 3, 2001 and of 2C at the acquisition effective August 20, 2002. No additional options have been or will be granted under these pre-existing plans. Options outstanding under the Apex plan were converted to Avocent options at 1.0905 per outstanding option. Options outstanding under the Cybex plans were converted on a one-for-one basis. Options outstanding under the Equinox plan were converted to Avocent options at 0.4575 per outstanding option. Options outstanding under the 2C plan were converted to Avocent options at 0.3553 per outstanding option.

(In thousands, except per share data)

Apex had adopted the Employee Stock Option Plan (the Apex Plan), which provided for nonqualified and incentive stock options for officers, directors and employees. At the time of the merger there were options to purchase 2,775 shares (after conversion to Avocent options at 1.0905 per outstanding option) of common stock outstanding under the Apex Plan. Options under the Apex Plan will generally expire 10 years from the date of grant, or 5 years in the case of an optionee owning more than 10% of the voting power of all classes of stock. Purchase prices for common stock subject to options issued under the Apex Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over four years.

Cybex had adopted three plans, including the 1995 Employee Stock Option Plan (the Plan), the 1995 Outside Directors Option Plan (the 1995 Plan), and the 1998 Employee Stock Incentive Plan (the 1998 Plan). The 1995 Employee Stock Option Plan provided for nonqualified and incentive stock options for officers and employees. At the time of the merger there were options to purchase 1,167 shares of common stock outstanding under the Plan. Options under the Plan will generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over five years.

The 1995 Outside Directors Plan provided for nonqualified options for outside directors. At the time of the merger there were options to purchase 37 shares of common stock outstanding under the 1995 Plan. Options under the 1995 Plan will generally expire 5 years from the date of grant. Purchase prices for common stock subject to options issued under the 1995 Plan generally approximate the fair market value of the related shares at the date of grant. Options vest and become exercisable immediately upon issuance.

The 1998 Employee Stock Incentive Plan provided for nonqualified and incentive stock options for officers and employees. At the time of the merger there were options to purchase 1,171 shares of common stock outstanding under the 1998 Plan. Options under the 1998 Plan will generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the 1998 Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over two to five years.

Equinox had adopted an option plan (the Equinox Plan) that provided for nonqualified stock options for officers, directors and employees. At the time of the acquisition there were options to purchase 675 shares (after conversion to Avocent options at 0.4575 per outstanding option) of common stock outstanding under the Equinox Plan. Options under this plan generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the Equinox Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest quarterly over four years.

2C had adopted an option plan (the 2C Plan) that provided for nonqualified stock options for officers, directors and employees. At the time of the merger there were options to purchase 152 shares (after conversion to Avocent options at 0.3553 per outstanding option) of common stock outstanding under the 2C Plan. Options under this plan generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the 2C Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest annually over two years.

Avocent has adopted two additional stock option plans, the 2000 Stock Option Plan (the 2000 Plan) and the 2000 Transition Nonstatutory Stock Option Plan (the Transition Plan). The 2000 Stock Option Plan, which provides for nonqualified and incentive stock options for officers, directors and employees, reserved a total of 6,000 shares of common stock for issuance pursuant to the 2000 Plan. Options under the 2000 Plan will generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the 2000 Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over two to four years.

Notes to Consolidated Financial Statements

(In thousands, except per share data)

The 2000 Transition Nonstatutory Stock Option Plan, which provides for non-qualified and incentive stock options for employees, reserved a total of 450 shares of common stock for issuance pursuant to the Transition Plan. Options under the Transition Plan will generally expire 10 years from the date of grant. Purchase prices for common stock subject to options issued under the Transition Plan generally approximate the fair market value of the related shares at the date of grant. Generally, options vest over four years.

Pertinent information regarding the Company's plans is as follows:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Options outstanding, December 31, 1999	3,600	$ 0.11 – $ 22.01	$ 11.35
Options assumed due to merger of Apex and Cybex	2,375	$ 3.78 – $ 37.45	$ 13.82
Options granted	2,247	$ 24.00 – $ 70.94	$ 49.59
Options forfeited and cancelled	(356)	$ 5.50 – $ 58.50	$ 13.37
Options exercised	(2,032)	$ 0.11 – $ 27.17	$ 9.88
Options outstanding, December 31, 2000	5,834	$ 0.11 – $ 70.94	$ 27.52
Options assumed due to acquisition of Equinox	675	$ 3.28 – $ 21.32	$ 14.65
Options granted	1,672	$ 14.25 – $ 37.44	$ 22.29
Options forfeited and cancelled	(205)	$ 5.50 – $ 69.63	$ 26.18
Options exercised	(793)	$ 0.11 – $ 30.38	$ 11.70
Options outstanding, December 31, 2001	7,183	$ 0.11 – $ 70.94	$ 26.88
Options assumed due to acquisition of 2C	152	$ 14.08	$ 14.08
Options granted	2,022	$ 12.86 – $ 27.30	$ 20.90
Options forfeited and cancelled	(606)	$ 5.50 – $ 58.38	$ 36.40
Options exercised	(808)	$ 0.11 – $ 22.85	$ 12.85
Options outstanding, December 31, 2002	7,943	$ 0.11 – $ 70.94	$ 25.82

Included in the stock options outstanding at December 31, 2001, were 290 shares for which vesting was accelerated as the result of employment agreements for certain employees that terminated during 2001. These options would have been forfeited had the vesting not been accelerated. As a result, the Company recorded compensation expense in 2001 of approximately $2,600 based on the excess of the intrinsic value at the acceleration date over the intrinsic value at the grant date. There were no options with accelerated vesting outstanding as of December 31, 2002. However, in the first quarter of 2002, the Company allowed shares issued upon the exercise of certain stock options by a former executive of the Company to be traded as payment for the cost of the options and related taxes. Under applicable accounting rules, this cashless exercise required variable plan accounting for these options. As a result, the Company recorded approximately $2,000 of compensation expense in the first quarter of 2002.

(In thousands, except per share data)

Included in the stock options exercised during 2000 were 354 shares which were exercised following the merger of Apex and Cybex for which vesting was accelerated at the discretion of the Board of Directors in connection with the merger. These options would have been forfeited had the vesting not been accelerated. As a result, the Company recorded compensation expense in 2000 of approximately $9,800 based on the excess of the intrinsic value at the acceleration date over the intrinsic value at the grant date.

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exerciseable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.11 - $ 9.48	665	4.98	$ 8.02	517	$ 7.61
$ 10.05 - $ 20.00	1,937	6.58	$ 13.92	1,305	$ 13.17
$ 20.10 - $ 29.38	3,575	8.54	$ 22.79	1,285	$ 23.41
$ 30.21 - $ 44.25	74	7.09	$ 33.05	39	$ 32.50
$ 46.19 - $ 70.94	1,692	7.72	$ 52.52	1,089	$ 52.52
	7,943			4,235	

The options above were issued with exercise prices that approximated fair value at the date of grant. At December 31, 2002, 1,132 shares are available for grant under the Company's stock option plans.

On December 9, 1996, the Company adopted an employee stock purchase plan (the ESPP), through which qualified employees could participate in common stock ownership. The ESPP qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code. The price of shares purchased under the ESPP was the lower of 85% of the fair market value of the shares on the first day of each quarterly offering period, or 85% of the fair market value of the shares on the last day of the quarterly offering period. The ESPP administrator administers and interprets all rules and regulations applicable to the ESPP. Pursuant to the ESPP, 7 shares were issued at a weighted average price of $25.62 per share for the year ended December 31, 2000. The ESPP was canceled July 1, 2000, the effective date of the merger between Apex and Cybex.

On December 6, 2000, the stockholders approved an employee stock purchase plan for all Avocent employees (the AESPP), through which qualified employees may participate in common stock ownership. The AESPP qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code. The Company has reserved 1,500 shares of common stock for issuance under the AESPP. The price of stock purchased under the AESPP is generally 85% of the lower of the fair market value of the common stock (i) at the beginning of the offering period or (ii) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. The AESPP administrator administers and interprets all rules and regulations applicable to the AESPP. Pursuant to the AESPP, 78 shares were issued at a weighted average price of $16.01 per share for the year ended December 31, 2002 and 37 shares were issued at a weighted average price of $21.63 per share for the year ended December 31, 2001. There were no shares issued under the AESPP as of December 31, 2000.

Notes to Consolidated Financial Statements

(In thousands, except per share data)

16. Retirement Plans

The Company sponsors a 401(k) savings plan covering substantially all U.S. employees and a profit-sharing plan covering substantially all international employees. Under the 401(k) savings plan, the Company will match 50% of an employee's contributions up to 6% of the employee's compensation. The Company may also elect to make discretionary contributions as determined by its Board of Directors. No discretionary contributions were made during the years ended December 31, 2002, 2001 or 2000 under the 401(k) savings plan. The Company's expense for contributions under these plans totaled approximately $907, $710 and $449 for the years ended December 31, 2002, 2001 and 2000, respectively.

17. Segment Reporting

The Company reports operations as a single operating segment. However, the Company reports sales by geographic region. Following is a presentation of sales by geographic region for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Net sales:			
United States	$ 155,589	$ 159,799	$ 138,249
Rest of the World	105,011	96,112	84,123
	$ 260,600	$ 255,911	$ 222,372

The Company sells its products internationally to customers in several countries. Sales to customers in the United Kingdom accounted for $38,559, $37,551 and $19,892 in 2002, 2001 and 2000, respectively. No other country accounted for more than 10% of sales in 2002, 2001 or 2000.

As of December 31, 2002, long-lived assets totaled $282,262, which includes $280,513 held in the U.S. and $1,749 held outside of the U.S. As of December 31, 2001, long- lived assets totaled $280,423, which includes $278,118 held in the U.S. and $2,305 held outside of the U.S.

18. Summarized Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly operating results for each of the Company's last eight fiscal quarters. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the data.

	Three Months Ended			
	March 29, 2002	June 28, 2002	September 27, 2002	December 31, 2002
Net sales	$ 62,103	$ 63,018	$ 64,490	$ 70,988
Gross profit	$ 30,263	$ 31,616	$ 33,238	$ 36,610
Income (loss) from operations	$ (1,394)	$ 3,879	$ 326	$ 7,314
Net income (loss)	$ 303	$ 3,567	$ (325)	$ 7,193
Net income (loss) per share [1]:				
Basic	$ 0.01	$ 0.08	$ (0.01)	$ 0.16
Diluted	$ 0.01	$ 0.08	$ (0.01)	$ 0.16

Notes to Consolidated Financial Statements

(In thousands, except per share data)

	Three Months Ended			
	March 30, 2001	June 29, 2001	September 28, 2001	December 31, 2001
Net sales	$ 73,174	$ 65,079	$ 55,095	$ 62,563
Gross profit	$ 35,834	$ 19,071	$ 24,946	$ 26,135
Income (loss) from operations [2]	$ (27,130)	$ (40,961)	$ (31,881)	$ (224,176)
Net income (loss) (2)	$ (28,123)	$ (36,855)	$ (29,259)	$ (226,229)
Net income (loss) per share [1]:				
Basic	$ (0.64)	$ (0.83)	$ (0.66)	$ (5.07)
Diluted	$ (0.64)	$ (0.83)	$ (0.66)	$ (5.07)

(1) The net income (loss) per share for each quarter within a fiscal year does not equal the total net income (loss) per share for the particular fiscal year due to variations in the estimated value of the Company's Common stock during the year and the effect these variations had on the shares outstanding calculation.

(2) Income (loss) from operations and net income (loss) for the three months ended December 31, 2001 includes a $195,365 reduction in the carrying value of goodwill.

19. Patent Dispute

In May 2001, Avocent Redmond Corp. (the Company's wholly-owned subsidiary formerly known as Apex) filed a complaint for patent infringement in the United States District Court for the Southern District of New York against Raritan Computer Inc. The Raritan complaint sought injunctive relief, damages, attorney's fees and costs under three patents. After a seven day bench trial in New York, U.S. District Judge Milton Pollack reached a decision in the first quarter of 2002 that there was no infringement of the three patents by Raritan and ordered that judgment be entered in favor of Raritan. Accordingly, the Company expensed $2,700 in legal fees incurred to date during the quarter ended March 29, 2002 due to the uncertainty of the outcome of litigation. Approximately $1,800 of these fees were deferred from previous periods (which were included as other intangible assets at December 31, 2001) and $900 of fees were incurred during the quarter ended March 29, 2002. The Company is in the process of appealing the judgment, and oral arguments before the appellate court were held in December of 2002.



Avocent™

Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Tel: 256.430.4000
www.avocent.com



Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Tel: 256.430.4000
www.avocent.com